ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2021

DATED AS OF MARCH 29, 2022

SUITE 1640 - 1066 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA
V6E 3X1

PRELIMINARY NOTES

In this Annual Information Form (the "AIF"):

(i) references to the "Company" or "Galiano" mean Galiano Gold Inc. and its subsidiaries, unless the context requires otherwise;

(ii) references to the "AGM" mean the Asanko Gold Mine in which the Company holds a 45% interest through a 50:50 joint venture arrangement (the "JV") with a subsidiary of Gold Fields Limited ("Gold Fields");

(iii) the Company uses the United States dollar as its reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and any references to "$" mean United States dollars and any references to "C$" mean Canadian dollars;

(iv) the Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board;

(v) all figures and descriptions as they relate to the JV are on a 100% basis, unless otherwise indicated;

(vi) production results are in metric units, unless otherwise indicated; and

(vii) all information in this AIF is as of December 31, 2021, unless otherwise indicated.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

The Company cautions readers regarding forward-looking statements found in this AIF and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this AIF. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold;

  the operating plans for the AGM under the JV between the Company and Gold Fields;

  the estimation of Mineral Resources;

  the publication of a Mineral Reserve estimate in the future;

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

  plans to transition from mining to processing stockpiles (and the benefits that may arise therefrom), and with respect to the re-start of mining operations thereafter;

  operating costs with respect to the operation of the AGM;

  expectations regarding capital expenditures;

  the ongoing work programs, including metallurgical testwork, being completed by the Company at the AGM, the timing for the completion thereof and the results therefrom;

  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel;

  the ability of the AGM to maintain current inventory levels;

  the impact of COVID-19 ("COVID-19") and other infectious diseases on the Company's and the AGM's operations;

  the timing of the development of new deposits;

  success of exploration activities;

  permitting timelines;

  hedging practices;

  currency exchange rate fluctuations;

  requirements for additional capital;

  government regulation of mining operations;

  environmental risks and remediation measures;

  unanticipated reclamation expenses;

  title disputes or claims; and

  limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  mineral resource estimates may change and may prove to be inaccurate;

  mineral reserves may not be reinstated;

  metallurgical recoveries may not be economically viable;

  risks associated with the Company ceasing its mining operations during 2022;

  the Company does not currently have a LOM estimate for the AGM due to the fact that no mineral reserve has been declared;

  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;

  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

  outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares;

  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

  the Company may be unsuccessful in attracting and retaining key personnel;

  labour disruptions could adversely affect the Company's operations;

  the Company's business is subject to risks associated with operating in a foreign country;

  risks related to the Company's use of contractors;

  the hazards and risks normally encountered in the exploration, development and production of gold;

  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;

  the Company's operations and workforce are exposed to health and safety risks;

  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;

  the Company's title to exploration, development and mining interests can be uncertain and may be contested;

  geotechnical risks associated with the design and operation of a mine and related civil structures;

  the Company's properties may be subject to claims by various community stakeholders;

  risks related to limited access to infrastructure and water;

  the Company's exploration programs may not successfully reinstate mineral reserves;

  risks associated with establishing new mining operations;

  the Common Shares may experience price and trading volume volatility;

  the Company has never paid dividends;

  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

  the Company may not be able to secure additional financing when needed or on acceptable terms;

  Company shareholders may be subject to future dilution;

  risks related to the control of AGM cashflows and operation through a joint venture;

  risks related to changes in interest rates and foreign currency exchange rates;

  risks relating to credit rating downgrades;

  changes to taxation laws applicable to the Company may affect the Company's profitability;

  ability to repatriate funds;

  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;

  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;

  risks associated with changes in reporting standards;

  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;

  the Company may be liable for uninsured or partially insured losses;

  the Company may be subject to litigation;

  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;

  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;

  the Company must compete with other mining companies and individuals for mining interests;

  risks related to information systems security threats;

  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and

  the risk factors described under the heading "Risk Factors" in, or incorporated by reference in, this AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this AIF include, among others:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;

  the price of gold will not decline significantly or for a protracted period of time;

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak;

  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

  the global financial markets and general economic conditions will be stable and prosperous in the future;

  the ability of the JV and the Company to comply with applicable governmental regulations and standards;

  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;

  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;

  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and

  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors including the risk factors contained in this AIF should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements.  The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

GLOSSARY

The Company uses the following defined terms in this AIF:

2020 DFS	The technical report entitled the "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)", effective as of December 31, 2019, filed on SEDAR on June 11, 2020
2022 Technical Report	The technical report entitled the "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana", effective as of February 28, 2022, filed on SEDAR on March 29, 2022.
AARL	Anglo American Research Laboratories
AGM

The Asanko Gold Mine located in Ghana, West Africa. The AGM is also known as the "project". The Company's 45% net interest in the AGM is held through a 50:50 JV with Gold Fields, with the Government of Ghana holding a 10% free-carried interest

AISC/oz (all-in sustaining cost per ounce of gold)

This is a non-IFRS financial measurement which the Company has adopted using World Gold Council's guidance for calculation of this number.  AISC/oz includes total cash costs, overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.  AISC/oz is intended to assist the comparability of the operations of the JV and Company with those of other gold producers who disclose operating results using the same or similar guidance standards

See "Non-IFRS Measures".

Galiano or the "Company"	Galiano Gold Inc.
AGGL

Asanko Gold Ghana Limited, a 45% owned Ghanaian affiliate of Galiano. Gold Fields acquired a 45% interest in AGGL effective July 31, 2018, while the Government of Ghana has a 10% free-carried interest in AGGL under Section 8 of the Ghanaian Mining Act

Au	Chemical symbol for gold
BCBCA	Business Corporations Act (British Columbia)
brownfields

A reference to a mining project situated in an existing mining area with the result that environmental approval procedures are generally expedited as contrasted with a "greenfields" project which is a mine proposed for a previously non-mining area or an altogether undisturbed area

Carbon-in-leach process or "CIL"

A process used to recover dissolved gold inside a cyanide leach circuit.  Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, adsorbing dissolved gold in solution as they pass through the circuit.  Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.  CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold adsorption are done simultaneously in the same stage compared with CIP where the gold-adsorption stage follows the gold-leaching stage

CFPOA	Corruption of Foreign Public Officials Act of 1998, a Canadian anti-corruption law applicable to Galiano
concentrate	A product containing the valuable metal and from which most of the waste material in the ore has been eliminated
contained ounces	Ounces in the mineralized rock without reduction due to mining loss or processing loss
CSA	CSA Global Pty Ltd., a geological, mining and management consulting company operating in numerous prominent mining jurisdictions.
CSR

Corporate social responsibility, meaning the responsibility of the Company to make positive and meaningful contributions to the economic and social development of its host communities, while being a responsible corporate citizen, to mitigate its impact on the environment and to maintain high health and safety performance

cut-off grade	The lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit
depletion	The decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production during a particular period
DSFA

The Definitive Senior Facilities Agreement with Red Kite, which was fully drawn for a total of $150 million plus $13.9 million in unpaid interest that was accrued up to May 2016. The DSFA was fully repaid on July 31, 2018 upon the completion of the JV Transaction with Gold Fields

dilution	An estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body
EPA	The Ghanaian Environmental Protection Agency
Exchange Act	The United States Securities Exchange Act of 1934, as amended
FCPA	The Foreign Corrupt Practices Act of 1977, a United States federal law
Ghana	The Republic of Ghana
Ghanaian Mining Act	The Ghanaian Minerals and Mining Act of 2006
Gold Fields	Gold Fields Limited, the ultimate parent of the affiliates which own a 45% net interest in the AGM and also holds a 9.9% equity interest in Galiano
g/t Au	Reference to ore grade in terms of grams of gold per tonne (1 g/t is equivalent to one part per million)

grade	The relative quantity or percentage of metal or mineral content
hedge	A risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions
hedging	The current purchase or sale of a future interest in a commodity made to secure or protect the future price of a commodity as revenue or cost and secure cash flows
IFRS	International Financial Reporting Standards
IT	Information technology
JV

The Asanko Gold Mine Joint Venture, a 50:50 joint arrangement with Gold Fields within which the AGM is owned and operated. The Company is currently the manager and operator of the JV and has a 45% economic interest in the JV, with Gold Fields also currently holding a 45% economic interest and the remaining 10% representing the government of Ghana's free-carried interest

JV Transaction	The combination agreement and other definitive agreements with Gold Fields for the formation of the JV for the AGM
JVA	The Joint Venture Agreement that governs the management of the JV, effective July 31, 2018
LOM	Life of mine
LTIFR	Rolling lost time injury frequency rate per million employee-hours worked
Moz	Million ounces
MRE	Mineral resource estimate
MRev	Mineral reserve estimate
Mt	Million tonnes
Mtpa	Mt per annum
NI 43-101	National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators
NPV	Net present value, the value of projected future cash flow streams discounted to reach a present value
NCIB	A Normal Course Issuer Bid
NSR	Net smelter returns, a proxy for the value to be received from refined minerals produced and shipped from the AGM

NYSE American	The NYSE American, formerly known as the NYSE MKT and prior to that the NYSE Amex
ounce	Refers to one troy ounce, which is equal to 31.1035 grams
PMI	PMI Gold Corp. which was acquired by Galiano in 2014 and which previously developed the Obotan deposit
Project	The Asanko Gold Mine, also known as the "AGM"
Q	Refers to a fiscal quarter
QA/QC	Quality-assurance/quality control
Qualified Person

An individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully described in NI 43-101

RAP	Resettlement Action Plan
RC	Reverse circulation (a method of drilling)
recovery	The proportion of valuable material obtained during mining or processing, generally expressed as a percentage of the material recovered compared to the total material present
Red Kite	A special purpose lending vehicle of RK Mine Finance Trust I, the counterparty to the DSFA
ROM	Run of mine
royalty	Cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production
SAG	Semi-autogenous grinding (ore is tumbled to smash against itself)
SEDAR	System for Electronic Document Analysis and Retrieval available on the Internet at www.sedar.com, (the Canadian securities regulatory filings website)
SEC	The United States Securities and Exchange Commission
stripping	In mining, the process of removing overburden or waste rock to expose ore

SO2	Sulfur dioxide
Spot price	The current price of a metal for immediate delivery
tailings	The material that remains after metals or minerals considered economic have been removed from ore during processing
Tailings Storage Facility or TSF	A containment area used to deposit tailings from milling
tonne

Commonly referred to as the metric ton in the United States, is a metric unit of mass equal to 1,000 kilograms; it is equivalent to approximately 2,204.6 pounds, 1.102 short tons (US) or 0.984 long tons (imperial).

TSX	Toronto Stock Exchange
U.S. Securities Act	The United States Securities Act of 1933, as amended
volatility	Propensity for variability. A market or share is considered volatile when it records rapid variations in trading volume and/or price.
WAD	Weak acid dissociable, often used with reference to cyanide concentration

GLOSSARY OF CERTAIN TECHNICAL TERMS

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101.

This AIF uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council"), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the "CIM Definitions"):

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve.  It is reasonably expected that the majority of inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource.  It may be converted to a proven mineral reserve or to a probable mineral reserve.

mineral reserve

The economically mineable part of a measured and/or indicated mineral Resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated.  It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.  The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting.  A pre-feasibility study is at a lower confidence level than a feasibility study.

probable mineral reserve

The economically mineable part of an Indicated, and in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CAUTIONARY NOTE TO US INVESTORS REGARDING DISCLOSURE OF RESOURCE ESTIMATES

Disclosure regarding the Company's mineral properties, including with respect to mineral resource estimates included in this Annual Information Form, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Annual Information Form is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 under the BCBCA. The Company completed the acquisition of PMI Gold Corporation ("PMI") on February 6, 2014 by way of a court approved plan of arrangement transaction. The Company changed its corporate name to Galiano Gold Inc. effective April 30, 2020.

The Company's primary asset is its interest in the JV, which operates the AGM, located on the Asankrangwa gold belt in Ghana.

The Company's common shares trade in Canada on the TSX and in the United States on the NYSE American, each under the symbol "GAU". The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. The Company's common shares are registered under Section 12(b) of the Exchange Act.

The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3. The Company's Canadian head office is located at Suite 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Inter-corporate Relationships

The Company had the following interests in affiliates and subsidiaries as at December 31, 2021:

Affiliate name	Jurisdiction	Interest
Asanko Gold Ghana Limited	Ghana	45%
Adansi Gold Company (GH) Limited	Ghana	50%
Asanko Gold Exploration (Ghana) Limited	Ghana	100%
Shika Group Finance Limited ("JV Finco")	Isle of Man	50%
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%
Galiano International (Isle of Man) Inc.	Isle of Man	100%
Galiano Gold (Isle of Man) Inc.	Isle of Man	100%
BUK West Africa Limited	United Kingdom	100%
Galiano Mali Exploration SARL	Mali	100%

The Company's inter-corporate relationships with its subsidiaries and affiliates as at December 31, 2021 are illustrated in the chart below:

During 2021, the Company completed a corporate simplification process whereby it migrated its two Barbados subsidiaries from Barbados to the Isle of Man by means of a continuation of these entities, effective February 15, 2021. In addition, the Company had also completed a process in 2021 whereby the Company's technical services were systematically migrated from the Company's Johannesburg office to its Vancouver office, whereupon the Company commenced a process to deregister its South African subsidiary. These simplifications are not expected to have material tax or financial consequences to shareholders but have resulted in some cost savings through elimination of redundant corporate entities and the institution of a more efficient corporate and management structure.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Summary

The Company is Canadian-incorporated and headquartered. The Company's vision is focused on building a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive acquisitions and the disciplined deployment of its financial resources.

The Company's principal asset is its interest in the JV, which owns the AGM located in Ghana, West Africa. The Company holds its 45% interest in the AGM through a 50:50 joint venture arrangement stemming from the completion of the JV Transaction . The Company is currently the operator and manager of the JV. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and a number of satellite deposits. The mine has been developed in phases. The first phase comprised the construction of a 3 Mtpa CIL ore processing facility and bringing the first pit, Nkran, into production ("Phase 1"). Phase 1 was financed in part by the DSFA with Red Kite in the amount of $150.0 million plus $13.9 million in unpaid interest. Gold production commenced in January 2016, commencement of commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016, which continued through 2021 and into 2022. On March 29, 2022, the Company announced that it would be temporarily deferring mining operations and transitioning to processing existing stockpiles, while technical work to support a Mineral Reserve at the AGM is ongoing. Mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022), following which, the process plant is expected to continue to operate at full capacity (5.8 Mtpa) processing a portion of the existing 9.5 Mt of stockpiles.

Fiscal 2019 (Year ended December 31, 2019)

The Esaase bulk sample was completed in January 2019, following which a trial mining operation commenced which was restricted to day shift only, with minimal blasting, and the material being trucked to the processing facility via the haul road.

Effective April 1, 2019, Mr. Greg McCunn joined the Galiano management team as Chief Executive Officer and Director.

In August 2019, the JV partners announced the scope of a LOM plan that was being updated by the JV partners, at that date targeting a remaining mine life of 8-10 years with gold production of 225,000 to 250,000 ounces per year.

On August 29, 2019, the Company received the first of two $10.0 million remaining payments from Gold Fields related to the JV Transaction.

The Nkran Cut 2 pushback was completed in Q4 2019, however, an upper bench slippage occurred in the western wall of the Nkran pit which resulted in a higher reliance on the processing of lower-grade ore from stockpiles and the Esaase pits. This contributed to AISC for the year of $1,112/oz being 5% higher than guidance.

The AGM produced a record 251,044 ounces for the year ended December 31, 2019, exceeding the upper end of 2019 production guidance of 225,000‐245,000 ounces.

During the year ended December 31, 2019, the AGM sold 248,862 ounces of gold at an average realized gold price of $1,376/oz for proceeds of $342.4 million. Revenues of $341.0 million also included $0.8 million of by-product revenue and were presented net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment.

Work associated with the resettlement of the Tetrem village commenced.

In October 2019, the JV entered into a $30.0 million Revolving Credit Facility ("RCF") with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.40% and 1.33%.  As at December 31, 2019, the drawn balance under the RCF was $nil.

On October 24, 2019, the Company announced that Ms. Judith Mosely would join the Company's Board effective January 1, 2020. The Company subsequently announced that Mr. Bill Smart resigned from the Board effective December 31, 2019, with Ms. Mosely replacing Mr. Smart on the Company's Board.

On November 12, 2019, the Company received approval from the TSX to commence a NCIB on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares on the date thereof. During Q4 2019, the Company repurchased and cancelled a total of 1,108,920 common shares under the NCIB program for $1.0 million (average acquisition price of $0.86 per share).

On December 19, 2019, the Company received the final of two $10.0 million payments from Gold Fields based on the achievement of the agreed Esaase development milestone and an additional $10.0 million distribution from the JV. These payments were recorded as redemptions of the previously recognized preference shares.

Following the completion of the work associated with the life-of-mine update, the Company published the 2020 LOM Plan. In light of the results of the 2020 LOM Plan, the Company determined that as at December 31, 2019 the carrying value of the AGM's single cash-generating unit was $289.6 million greater than its recoverable amount. Based on this assessment, a $289.6 million impairment was recorded against the non-current assets of the AGM during the year ended December 31, 2019, of which the Company recognized its interest of $130.3 million (or 45% of $289.6 million) as part of the Company's share of the net loss related to joint venture.

Fiscal 2020 (Year ended December 31, 2020)

During the first half of 2020, Cut 2 of the higher-grade Nkran deposit was depleted as planned and operations at the AGM shifted to Esaase and Akwasiso as the main ore sources.

The higher-grade yield from Nkran, combined with the supportive gold price environment prevailing in 2020, allowed the JV to return $75.0 million to the JV partners ($37.5 million to each of Galiano and Gold Fields, respectively).

During 2020, the Company also announced its focused exploration strategy for the AGM, aimed at improving the JV's five-year business plan

Five targets were identified for further exploration work that management believed at that time had the potential to replace depletion:

  Nkran South - located 1.3km south of the Nkran pit, which targeted extensions to mineralization identified in soil and Versatile Time Domain Electromagnetic ("VTEM") geochemistry anomalies.

  Akwasiso - located 5km northeast of the processing plant, which targeted extensions of the ore body to the north and south as well as upgrading of inferred resources.

  Abore - located 13km north of the processing plant on the Esaase haul road, targeting upgrading of inferred resources and extensions to the ore body to the north and south.

  Midras South - located 5km south west of the processing plant, previously explored in 2015 and 2017 with no stated resources, which targeted the definition of the ore body as well as extensions to the south and at depth.

  Adubiaso - located 5km northwest of the processing plant, which targeted the upgrading of inferred resources.

Additionally, four high priority targets that are in close proximity to the processing plant and are believed by management to be capable of being augmented into the mine plan from 2023 onwards were identified for further exploration.

  Miradani Central - located along trend and approximately 2km southwest of Tontokrom, previous trenching by the prior operator indicated multiple wide zones of mineralization.

  Kaniago West - located 6km northwest of the processing plant, a 5,000 meter drill program was completed by the previous operator. The 2020 program targeted resource definition of the target with extensions along strike and at depth.

  Mepease - located 8km southwest of the processing plant, Central West concessions host a cluster of targets with a 10,000 meter drill program.

  Mirdani North - located 10km southwest of the processing plant, drilled in 2019. Prior small scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike.

In accordance with this strategy, during 2020, the Company completed exploration programs at Abore, Nkran Cut 3, Akwasiso and Miradani North the results of which are incorporated into the updated MRE effective as of February 28, 2022 as described in the 2022 Technical Report. For more details on the exploration results from the programs undertaken in 2020 please refer to the MD&A for the year ended December 31, 2020, which is filed on the Company's profile at www.sedar.com.

On April 30, 2020, Paul Wright was appointed as Chair of the Board, following the resignation of Colin Steyn.

On April 30, 2020, the shareholders of the Company approved amendments to the Company's Articles of Incorporation, including a name change from Asanko Gold Inc. to Galiano Gold Inc., and on May 4, 2020, the Company commenced trading under the symbol "GAU" on both the TSX and the NYSE American.

During Q2 2020, the Company filed a preliminary base shelf prospectus and subsequently filed a prospectus supplement qualifying an at-the-market offering ("ATM") of up to $50 million. As of December 31, 2021, the Company had not issued any common shares under the Offering.

On July 30, 2020, the Company's then Executive Vice President and Chief Operating Officer, Mr. Joe Zvaipa passed away from complications related to COVID-19.

On August 17, 2020, the Company announced that Mr. Matt Badylak had been appointed Executive Vice President and Chief Operating Officer. Following the appointment of Mr. Badylak, the Company initiated a process whereby the majority of the Company's technical services have been systematically migrated from the Company's Johannesburg office to Vancouver, which completed on Feb 28, 2021.

During 2020, the Company repurchased and cancelled 2,758,063 common shares for $2.3 million (average acquisition price of $0.83 per share) under the NCIB program that was initiated in 2019.

During 2020, the AGM produced 249,904 ounces of gold, exceeding the upper end of 2020 production guidance of 225,000‐245,000 ounces, at an AISC/oz of $1,115 (below revised guidance as of Q3 2020 of $1,150/oz).

During the year ended December 31, 2020, the AGM sold 243,807 ounces of gold at an average realized gold price of $1,711/oz for gold proceeds of $417.2 million. Revenues of $418.1 million also included $0.9 million of by-product revenue.

Fiscal 2021 (Year ended December 31, 2021) and events in 2022 to date

On February 25, 2022, the Company reported detecting an increase in gold grades in tailings product leaving the processing facility at the AGM. The assays indicated total gold grades of approximately 0.40g/t in tailings product, which is higher than the historic and expected total gold grade in tailings of approximately 0.10g/t. Consequently, gold recovery has been negatively impacted. The 2020 DFS describes areas of the Esaase pit that were expected to yield lower recovery, and it is possible that material mined from these areas may be causing the lower recovery. However, given the volume and consistency of the material yielding lower recovery, the Company is working to better understand the cause(s), magnitude and impact of the observed lower recovery. The Company has initiated a work program designed to ascertain the cause of the elevated grade in the tailings product, and it currently carrying out this work program.

On March 29, 2022, the Company reported updated Measured and Indicated Mineral Resource estimates of 66.4 million tonnes ("Mt") at 1.36 g/t gold for 2.9 million ounces ("Moz") gold contained at the AGM, effective February 28, 2022, which was disclosed in the 2022 Technical Report, which is available on the Company's profile at www.sedar.com. For further information regarding the updated Mineral Resource Estimate, please see the "Mineral Properties" section of this AIF. As of this date, the Company was not in a position to declare Mineral Reserves on the AGM property as a result of current metallurgical uncertainty of the material mined from Esaase (as described above). The Company expects to provide an update to its estimated Mineral Reserves following the conclusion of the metallurgical testwork currently underway at the AGM. Highlights to the updated Mineral Resource Estimate include:

  Measured Mineral Resources of 23.6Mt at 1.06 g/t for 0.8Moz gold contained and Indicated Mineral Resources of 42.7Mt at 1.53 g/t for 2.1Moz gold contained.

  A maiden Indicated Mineral Resource of 7.1Mt at 1.28 g/t for 293,000oz of contained gold at Miradani North, contributing to 10% of the overall resource base.

  A 68% increase (329,000oz) in Indicated Mineral Resource contained gold at Nkran, after accounting for the mined depletion of 101,000oz.

  A 60% increase (132,000oz) in Indicated Mineral Resource contained gold at Abore.

The AGM continues to display a significant property-wide MRE of 2.9 million ounces of contained gold in Measured and Indicated Mineral Resources, which now comprises six satellite deposits augmenting the cornerstone Nkran and Esaase deposits. Additions to the total MRE exceeded mined depletion but could not fully offset a decrease in overall gold grade in Measured and Indicated Mineral Resources (1.70 g/t to 1.36 g/t) and resultant contained metal in the Esaase Mineral Resource. For further information regarding the updated Mineral Resource Estimate, please see the "Mineral Properties" section of this AIF.

The changes at Esaase resulted primarily from updates to the geological models used in the MRE. The remodeling work for Esaase yielded Measured and Indicated Mineral Resources totaling 22.6 Mt at a grade of 1.26 g/t, representing decreases of 25% in grade and 25% in tonnes, post depletion, from the previous estimate (please see the 2020 DFS for further information regarding the Company’s prior MRE). The Esaase deposit remains the largest portion of the total AGM Mineral Resources, contributing to approximately a third of its total tonnes and contained gold ounces. For further information regarding the updated Mineral Resource Estimate, please see the "Mineral Properties" section of this AIF.

On March 29, 2022, the Company further announced that it planned to temporarily defer mining operations at the AGM and to transition to processing existing stockpiles while technical work to support a Mineral Reserve at the AGM is ongoing. Mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022). Following this, the process plant is expected to continue to operate at full capacity (5.8 Mtpa) processing a portion of the existing 9.5 Mt of stockpiles. The Company believes that temporarily transitioning to processing stockpiles will provide the opportunity to:

  Preserve the higher grade Mineral Resources at the AGM until the metallurgical recovery at Esaase is better understood.

  Advance further exploration activities at near-mine targets with the aim of enhancing the short-term operating plan.

  Develop additional initiatives with the aim of maximizing the value from all deposits on the land package, including: additional testwork to further the understanding of metallurgy and geometallurgy at Esaase, evaluating process optimization, and optimizing mine sequencing.

As the AGM was not in a position to declare mineral reserves as a result of current metallurgical uncertainty of the material mined from Esaase, the Company considered this to represent an indicator of impairment of the mineral properties, plant and equipment (“MPP&E”) of the AGM.  Accordingly, the Company assessed the recoverable amount of the AGM, and determined that the carrying value of the AGM’s single cash generating unit exceeded its fair value, and an impairment charge of $153.2 million was recognized for the year ended December 31, 2021 (the Company’s share of which was $68.9 million). In addition, as a result of lower expected recovery, the AGM also recorded a $22.8 million write-down of stockpile inventory to net realizable value.

The Company recorded its share of the AGM's net losses for the year ended December 31, 2021 of $51.5 million, which reduced the carrying value of the Company's investment in the AGM JV to $7.6 million as at December 31, 2021.  Furthermore, the value attributed to the Company's preference shares was $72.4 million (compared to the par value of $132.4 million) as at December 31, 2021.

The Company's management considered that the above noted impairment considerations identified at the JV level were also applicable to the carrying value of the Company's equity investment in the AGM JV. When considering the capital structure of the JV, specifically the face value of the preference shares, management concluded that the fair value attributed to the preference shares was indicative that no additional value would be available to equity interests in the JV. Accordingly, management estimated the recoverable amount of the Company's equity investment in the JV to be nil at December 31, 2021 and as a result recognized an impairment charge of $7.6 million for the year ended December 31, 2021.

During 2021, the company continued to focus on the operation of the AGM, sourcing the majority of its ore from the Esaase deposit, with additional mining commencing at Akwasiso Cut 3. Despite under performance of the mine, a positive gold price environment enabled the JV to return $5 million to the Company.

During 2021, the AGM produced 210,241 ounces of gold, below revised production guidance of 215,000‐220,000 ounces, at an AISC/oz of $1,431 (in line with revised guidance as of Q3 2021 of $1,350 - $1,450/oz).  The AGM sold 216,076 ounces of gold at an average realized gold price of $1,767/oz for gold proceeds of $381.7 million. Revenues of $382.4 million also included $0.7 million of by-product revenue.

At the AGM the following exploration programs were undertaken during the year to evaluate the current and potential mineralization of each project to improve the mineral resource estimate and to assess the broader potential of each project.

  Dynamite Hill Extension - During 2021, 30 holes were completed totaling 6,110m

  Miradani North - located 10km south-west of the processing plant and was initially drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with detected mineralization extending at depth and along strike. Phase 3 drilling was completed in Q2 2021, with 19,609m completed in 83 holes over three phases of drilling from Q1 2019 to Q2 2021.

  Abore - located 13km north of the processing plant along the Esaase haul road. Drill holes were designed to upgrade existing resources and extensions to the ore body to the north and south.  During 2021, 39 holes were completed with 5,458m drilled at Abore North and West, with the intent of fully testing the mineralization to the north and west. Mineralization remains open to testing at depth, with several high-grade shoots identified during drilling, plunging steeply to the north.

  Midras South - located 5km southwest of the processing plant, previously explored in 2015 and 2017 and currently has no stated resources. During 2021, 19 holes were completed totaling 3,724m

  Kaniago West - located 5km northwest of the processing plant and previously explored by the predecessor owner. During the year, 27 holes were completed for a total 4,508m

For more details on the exploration results from the programs undertaken in 2021 please refer to the MD&A for the year ended December 31, 2021, available on the Company's profile at www.sedar.com.

On July 1, 2021, the AGM received its full Cyanide Code Certification after completion of an independent third-party cyanide management audit. The AGM has aligned its approach to cyanide management at all operations with the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the "Cyanide Code"), which is recognized as an international best practice.

During Q2 2021, the Company announced that Greg McCunn had stepped down as CEO and as a director of the Company.  Matt Badylak, the Company's COO, was appointed to the position of CEO and also joined the Company's Board of Directors.

During Q3 2021, the Company appointed Ms. Dawn Moss to the Board of Directors as a Non-Executive Director effective September 15, 2021. Ms. Moss is a senior mining executive with more than 25 years of leadership experience with publicly traded companies on the TSX and the NYSE.

On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity. Following Mr. Di Trapani's departure, the Company intends to appoint Matt Freeman, current SVP Finance, as its new CFO, in line with the Company’s succession plan.

COVID-19

The JV continues to operate in all material respects with ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, rapid testing and isolation of affected persons. The AGM has a polymerase chain reaction testing machine capable of processing up to 40 samples per day which is in the process of being certified by the Ghana health authorities. Additionally, dedicated on-site accommodations are available to isolate infected and suspected-to-be-infected individuals, limiting on-site cross contamination and expediting return to work timelines. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM, to date the AGM's operations have been able to continue uninterrupted in all material respects with the majority of confirmed cases cleared and those employees resuming normal duties after completing a two-week isolation. The AGM has provided vaccine education training to its employees and vaccination roll-out is ongoing.

The Company's offices in Vancouver and Accra are observing local regulations with restrictions and protocols in place.

The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM at pre-pandemic levels.

Specialized Skill and Knowledge

Various aspects of the mining business of the JV and Company require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering, construction, health and safety and implementation of exploration programs as well as finance, governance, risk management and accounting. Much of the specialized skill and knowledge is provided by the management and operations team of the Company and JV. The JV and Company also retains outside consultants with additional specialized skills and knowledge, as required. In the event that the Company loses access to this specialized skill and knowledge, it is possible that delays and increased costs may be experienced by the JV and the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Galiano and the JV compete with other mineral resource companies for financing, for the acquisition of new mineral properties, for the recruitment and retention of qualified employees and other personnel, as well as operating supplies. Many of the mineral resource companies with which Galiano and the JV compete have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving commodity prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

The JV's revenues may be significantly affected by changes in commodity demand and prices. The ability of the JV to fund ongoing exploration and development is impacted by the sale of gold produced by the mine and the proceeds of such sales. As market fluctuations affect the price of gold, proceeds from the sale of the gold produced by the JV can be affected accordingly. As well, the ability of the JV and Company to continue development, exploration and increased production is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

In connection with the JV Transaction, the Company entered into a services agreement with the JV whereby the Company will remain manager and operator of the AGM.  In consideration for the Company's services as manager and operator, the JV pays the Company an annual service fee of $6.5 million (adjusted annually for inflation). Other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by the AGM are no longer within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in the section "Control of AGM cash flows and Operation through a Joint Venture".

Environmental Protection

The JV's properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on the JV's properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of emissions in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the JV's current operations, capital expenditures, earnings or competitive position.

Employees

At December 31, 2021, the JV had approximately 516 full-time employees workers and 26 temporary workers employed across its site operations and corporate and regional offices. At the same time, the Company had 16 full-time employees employed at its corporate office. Opportunities to minimize ongoing and future operating and capital costs are being explored, including rationalizing the AGM workforce to account for the deferral of mining and stockpile processing.

Foreign Operations

All of the JV's mine development operations are currently conducted in Ghana, a foreign jurisdiction, and as such, the JV's operations are exposed to various levels of political, economic and other such risks and uncertainties such as: military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; changes to export regulations and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties, which if such instability were to recur, may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Furthermore, Ghana's status as a developing country may make it more difficult for the JV or the Company to obtain any required financing for its projects.

The JV's operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

The JV's mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the JV's activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations and financial condition of the JV and the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations and financial condition of the JV and the Company. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the AGM or in respect of any other projects in which the JV or the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Free Carried Interest to the Ghanaian Government

Section 43.1 of the Ghanaian Mining Act (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of AGGL, the Company's Ghanaian affiliate which owns the Obotan and Esaase properties, have been issued into the name of the Government of Ghana. The government has a nominee on the Board of the JV. There is no shareholder agreement between AGGL and any of its shareholders and the 10% ownership stake of the Government of Ghana represents a capital non-contributing interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of AGGL, but does not have to contribute to its capital investment (but does in effect suffer its share of operating losses which need to be recovered before dividends accrue). The Government of Ghana is not a party to nor subject to any JV agreements between the Company and Gold Fields.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the government of Ghana amended section 25 of the Ghanaian Mining Act which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Ghanaian Mining Act now requires the holder of a mining lease, restricted mining lease, or small-scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. Tax losses in Ghana are carried forward for up to 5 years, and to the extent they are not utilised within 5 years, they expire.

Effective August 1, 2018, the Ghanaian government introduced a non-refundable 5% levy on goods and services that attract VAT, and then in 2021 an additional non-refundable 1% levy was introduced to help offset the impacts of COVID-related support in the country.

Changes that may give rise to increased exposure to tax expense, could affect the amount of "Distributable Cash" available to the JV partners, as defined and governed by the JVA (refer to "Control of AGM cash flows and Operation through a Joint Venture").

Sustainability policy

The JV believes that a comprehensive sustainability program is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the communities that the JV and the Company operate in, beyond the life of the JV's mines.

The approach of the JV to its sustainability program is based on the following principles:

  Complying with its corporate governance principles, national and international laws, industry codes and being a responsible corporate citizen.

  Mitigating its impact on the environment, for example by use of an Independent Tailings Review Panel.

  Maintaining a high-level Health and Safety performance.

  Actively identifying opportunities to make a positive and meaningful contribution to the communities that the JV operates in beyond the life of the JV's mines.

  Contributing to the economic and social development of the JV's host country.

  Developing its employees.

  Adhering to the values of the JV and the Company and demonstrating them in its behavior.

The JV follows the following guidelines with respect to its approach on sustainability:

  Embrace the Global Reporting Initiative in the Sustainability reporting of the Company and the JV.

  Work to align the JV's business with selected United Nations Sustainable Development Goals

  Regularly engage with stakeholders and take into consideration their perspectives, concerns, customs and cultural heritage before acting.

  Work closely with landowners prior to commencing activities on the ground, and negotiate fair compensation for such activities where appropriate.

  Hire and develop local, regional and national residents and use goods and services from the JV's local communities wherever possible, without compromising the JV's quality and efficiency standards.

  Uphold fundamental human rights and do not interfere or take sides in politics or social issues.

  Work with unified local committees to identify and prioritize community development projects intended to promote long-lasting livelihood improvements.

  Do not tolerate any unethical behavior by any stakeholder involved in the JV's business.

Social and Environmental Corporate Governance

The Company published its 2020 annual sustainability report on October 21, 2021. This report summarized the JV's performance highlights in the areas of health and safety, environmental stewardship, climate change adaptation, governance, human rights, contributing to community, our people, and stakeholder engagement. The report outlines the JV's sustainability goals at the AGM for 2021, some of which were impacted by COVID‐19. The report is available on the Company's website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana.

The Company has various feedback mechanisms in place at the AGM and the stakeholder communities which enable the JV's workforce, local residents, other groups and individuals to come forward to raise issues of concern. These concerns are then fully investigated by the JV and subsequently addressed.

The Company has adopted the International Council for Mining and Metals health and safety injury classification and methodology with an objective to provide a more accurate picture of the Company and JV's safety behaviour as well as assist in benchmarking more directly against respective peers for health and safety performance going forward.

Galiano completed an independent human rights impact assessment in Q4 2021 and the results of this study indicate that the Company is applying appropriate governance, monitoring systems, and mitigation measures to protect its employees, contractors and stakeholder communities. The Company will be taking additional steps to align with evolving international best practices in human rights and will be reporting on this progress in the Company's annual sustainability report.

The Company has also formed an independent review panel to advise the Company on how to effectively manage and mitigate risks with respect to the AGM's tailings storage facility.  This panel includes renowned experts in geochemistry, hydrology and geotechnical and geological engineering and compliments the existing managerial and technical skill sets at the AGM, Galiano, as well as the contracted Engineer-of-Record to oversee the tailings management facility. The independent tailings review panel made a visit to the AGM in Q3 2021 to physically inspect the tailings management facility.

Work continued on progressing the development of the Company's Climate Change Adaptation Plan. A working group has been created at both management and operational levels to assess the Company's current climate change footprint and energy efficiencies, establish more robust monitoring practices, analyze physical and transitional risks in order to mitigate future negative impacts of climate change, and explore energy mix diversification opportunities. In collaboration with its JV partner, the Company also undertook an International Council of Mining and Metals ("ICMM") Performance Expectations readiness self-assessment exercise, as well as a Carbon Disclosure Project reporting readiness assessment in order to prepare the Company for more advanced climate change reporting and target setting. A climate change adaptation plan includes analysis and planning across the following areas:

  Risk and opportunity assessment
  Adaptation planning and actions
  Awareness, engagement and objective setting, and
  Monitoring, evaluation and reporting.
  This will also support the Company's future efforts towards alignment with the ICMM Mining Principles.

On July 1, 2021, the AGM received its full Cyanide Code Certification after completion of an independent third-party cyanide management audit. The AGM has aligned its approach to cyanide management at all operations with the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the "Cyanide Code"), which is recognized as an international best practice. Furthermore, the AGM has fully integrated the Cyanide Code principles and standards of practice into its Health, Safety and Environmental Management Systems to protect human health and reduce the potential for environmental impacts. Certification under the Cyanide Code is a significant achievement for the AGM and reflects the Company's ongoing commitment to adhering to international mining industry best practices.

Environmental Policy

Galiano and the JV work diligently to provide safe, responsible and profitable operations whilst ensuring sustainable natural resources development for the benefit of its employees, shareholders and host communities. The Company and the JV also work diligently to protect and conserve the natural environment for future generations.

In adopting the following principles, the JV intends to drive continuous improvement and excellence in environmental performance:

  The JV will communicate its commitment to excellence in environmental performance to its employees, contractors, government agencies and the community.

  The JV will comply with host country laws and regulations, and will augment these with appropriate international guidelines and best practice environmental management.

  The JV will allocate the necessary resources to ensure it meets its reclamation and environmental obligations.

  The JV strives to prevent pollution of air, land and water, and will implement appropriate waste management practices.

  The JV strives to be energy efficient as well as pursue for opportunities for renewable energy sources .

  The JV will explore opportunities with government agencies and communities to remediate and mitigate historic mining impacts on acquired properties.

  The JV will develop and utilize an Environmental Management System that ensures prioritization, planning, implementation, monitoring, review and transparent reporting.

  The JV will routinely set and review environmental targets and performance for each project and report on progress to its employees, shareholders, government agencies and the community.

MINERAL PROPERTIES

The Asanko Gold Mine

The AGM is operated in a 50:50 joint venture with Gold Fields, however, all amounts and descriptions within this "Mineral Properties" section as they relate to the AGM are on a 100% basis, unless otherwise indicated.

For a complete description of the Asanko Gold Mine (the "AGM") see the report entitled "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana" effective as of February 28, 2022 (the "AGM Technical Report"), prepared by Richard Miller, P.Eng., Greg Collins, MAusIMM (CP), Eric Chen, P.Geo., Alan Eslake, FAusIMM, Mario E. Rossi, FAusIMM, Malcolm Titley, MAIG and Benoni Owusu Ansah, P.E (the "QPs").

The information contained in this section has been derived from the AGM Technical Report, is subject to certain assumptions, qualifications and procedures described in the AGM Technical Report and is qualified in its entirety by the full text of the AGM Technical Report. Reference should be made to the full text of the AGM Technical Report available for viewing under the Company's profile on SEDAR at www.sedar.com.

All capitalized terms used in the summary below that are not otherwise defined shall have the meanings ascribed thereto in the AGM Technical Report.

1 PROPERTY DESCRIPTION AND LOCATION

1.1 Project Location and Area

The AGM tenements are in the Amansie West and South Districts, of the Ashanti Region of Ghana, approximately 250 km NW of the capital Accra and some 50 km to 80 km south west of the regional capital Kumasi. The AGM areas are accessed from the town of Obuasi, northward towards Kumasi on the Kumasi-Dunkwa highway to the Anwiankwanta junction. The AGM is accessed by travelling 35 km south to Anwiankwanta Junction, and then west into the Project area on surfaced and un-surfaced all weather roads. The concessions cover an area of approximately 476 km2 between latitudes 6º 19'40" N and 6º 28' 40" N; and longitudes 2º 00' 55" W and 1º 55' 00" W.

Figure 1-1 Location of the AGM in Ghana, West Africa
Source: CJM, 2014

Figure 1-2 Location of the AGM Tenements
Source: Asanko Gold, 2021

The AGM concessions are owned 100% by Asanko Gold Ghana Limited ("AGGL"). The legal status of the mineral properties in Ghana in which AGGL has an interest have been verified by AGGL and by an independent legal entity, Kimathi Partners Corporate Attorneys based in Accra. As at December 31, 2021, all mineral tenements were in good standing with the Government of Ghana. Furthermore, it has been confirmed that the properties are lawfully accessible for evaluation and also mineral production.

AGGL holds 7 mining leases, 9 prospecting licences and 1 reconnaissance licence which collectively make up the AGM property and span over a 40 km length of the Asankrangwa Belt. The AGM is made up of a series of contiguous concessions in the Obotan and Esaase area. These concessions cover a total area of 476 km2.

1.2 Agreements, Royalties and Encumbrances

All concessions carry a 10% free carried interest in favour of the Ghanaian government and as a result, the Ghanaian government holds a 10% interest in AGGL. All mining leases are also subject to a 5% Net Smelter Return (NSR) royalty payable to the Government of Ghana. In addition, the Adubea mining concession is subject to an additional 0.5% NSR royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% NSR royalty to the Bonte Liquidation Committee. The Akwasiso deposit on the Abirem mining lease is also subject to an additional 2% NSR royalty payable to the original concession owner.

2 HISTORY

2.1 Historical Exploration and Development

Table 2-1 below summarizes the extent of the exploration activities and developments per project area relevant to the current Mineral Resource.

Table 2-1 Summary of Historical Exploration and Development per Deposit

Period	Workings	Operator
Nkran
Historical

Alluvial and eluvial gold artisanal gold mining which extend for ±610 m in a northeast-southwest direction. European settlers worked the deposits - adits and drives extend 80 m into the hill on site of old native workings.

1980s	Limited exploration work undertaken with minor attention paid to the alluvial gold potential.	Previous Owner
1990-1995

Exploration focused on known prospects at Nkran deposit (formerly known as Jabokassie).

Regional soil geochemical survey carried out that identified numerous anomalies around Nkran.

Early reverse circulation (drilling phase (details not available) yielded encouraging results over wide zone of bedrock mineralization, extending along strike for 600 m. The broad, low-lying Nkran had relief of only about 40 m with oxidation extending to depths of 40 m.

Previous Owner
1995

Additional DDH, RC, RC and RCD drilling was completed. Mineral Resources (Measured, Indicated and Inferred classes) were estimated and reported. A feasibility study was completed, and mining lease was granted.

Previous Owner
1996

Combined interests of KIR and AGF bought out by Resolute who immediately reviewed and expanded project scope. Further RC and DDH drilling conducted to increase Mineral Resources to a depth of 150 m at Nkran and to further assess the known mineralization at nearby Adubiaso.

Previous Owner
July 1996	Revised mine development plan completed with decision to proceed into production at a rate of 1.4 Mtpa.	Previous Owner
Early 1997	Initial mining commenced, and further exploration drilling continued.	Previous Owner
May 1997	First gold poured.	Previous Owner
1998-2000	Additional DDH, RC, RCD holes drilled.	Previous Owner
2001	Nkran Mine closed due to low gold price having produced 590,743 oz Au at an average grade of 2.35 g/t Au.	Previous Owner
2002	Intensive exploration undertaken.	Previous Owner
2011	PMI carried out a 5 km² Induced Potential (IP) ground geophysical survey. PMI also completed a VTEM electromagnetic (EM) and magnetic survey centred over the Nkran pit.	Previous Owner
2015-2016	Nkran Mine dewatered and re-opened by AGGL as a deeper opencast operation.	Galiano
2016-2020	Open pit production. Plant refurbishment and expansion to circa 5 Mtpa	Galiano
2020	Additional drilling (DDH, RC and RCD) completed to infill and expand on resource at depth.	Galiano
Esaase
Historical	Artisanal mining in Bonte Area associated with the Ashanti Kingdom.
1900-1939	Workings by European settlers evidenced by old adits - no documented records remain.	Previous Owner

Period	Workings	Operator
1966-1967	Drilling conducted on the Bonte River valley alluvial sediments to determine alluvial gold potential - no information available.	Previous Owner
1990	Bonte mining lease granted to Akrokerri-Ashanti Gold Mines (AAGM) and later transferred to BGM.	Previous Owner
1990-2002	Recovered approximately 200,000 oz of alluvial gold on Esaase concession +300,000 oz downstream on Jeni River concession.	Previous Owner
2006-2013

Keegan consolidates further concessions. Intensive exploration - geophysics (airborne VTEM - 2,266 line-km), soil geochemistry (>4,000 samples) and exploration drilling. Drilling included DDH, DTH, RC, and RCD.

Galiano
2013-2018	AGGL continues extensive exploration in order to update the Mineral Resources.	Galiano
Dec 2018-current	Open pit production.	Galiano
2020-2021	Infill drilling conducted.	Galiano
Nkran Extension Project Area
Historical	No known historical exploration or mining activity.
1997-current

Exploration on north-eastern extension of Nkran structure delineated a number of mineralized zones - Akwasiso and Nkran Extension that have all been drilled (2016) to Indicated Mineral Resource classification.

Previous Owner/Galiano
Akwasiso
1996-2000	Exploration programs including RC and DDH holes.	Previous Owner
2001	Artisanal miners mined oxides. DDH holes drilled.	Previous Owner
2014-2018	Exploration continues with purpose of refining the Mineral Resource. Drilling undertaken including RC, DDH, and RCD holes.	Galiano
2017	Open pit operations commence.	Galiano
Dec 2018	Open pit operations suspended in Q1 2019.	Galiano
2019	Exploration drilling including RC, DD and RCD holes.	Galiano
Jan 2020	Mining resumed	Galiano
Abore
Historical	Alluvial and eluvial artisanal gold mining.
1990-1998

Mutual Resources and Leo Shield Exploration initiated regional exploration program (73 km²) including soil geochemistry and trenching. Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching confirmed continuous bedrock mineralization over 1,000 m with widths in the range 50 m to 100 m. The mineralization consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. Early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system

Extensive drilling in the area (mainly RC, some DDH) outlined sizeable resources (now known as the Abore, Adubiaso, Asuadai and Akwasiso prospects). Full details of this work are not available. Prospecting in area north of Abore revealed artisanal mining in alluvial areas, as well as many old pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Previous Owner
2007-2012

Exploration programs which included RC and DDH drilling completed. Resulted in a Mineral resource estimate. Open pit mining, and an agreement was reached whereby ore was trucked from Abore north to Nkran plant for treatment.

Previous Owner
2012-current	No further exploration undertaken. Mineral Resource estimate restated.	Galiano

Period	Workings	Operator
2019 - 2021	RC and RCD drilling, to extend the known resource at depth and along strike to the north.	Galiano
Asuadai
Historical	No known formal historical mining or exploration on this area. Minor pitting in the region by artisanal miners down to 5 m to 10 m through the oxide material to expose stock work vein sets.
1996	Mining undertaken by artisanal workers (to present day).	Previous Owner
2000-2012	Exploration programs which included RC and DDH drilling completed.	Previous Owner
2014 - current	No further exploration undertaken. Mineral Resource estimate restated.	Galiano
Adubiaso
Historical	No known formal historical mining or exploration on this area.
1996-2000	DD, RCD, and RC drilling completed.	Previous Owner
1999-2000	Open pit mining. Oxide ore processed at Nkran plant.	Previous Owner
2007-2013	Exploration programs including RC and DDH drilling completed.	Previous Owner
2016	Exploration continues with RC drilling to refine ore body definition.	Galiano
2017 - current	No further exploration undertaken. Mineral Resource estimate restated.	Galiano
2020	RC and RCD drilling complete.	Galiano
Miradani North
1900-1914	Ashanti Rivers and Concession Ltd conducted 'extensive exploration' including adits	Previous Owner
1995	Miradani Mining License acquired by Ashanti Goldfields, now Anglogold Ashanti (AGA)	Previous Owner
1995-1996	Airborne geophysics, soil sampling and trenching completed by AGA	Previous Owner
2017	License acquired from AGA	Galiano
2017 - 2021	RC, DD, and RCD drilling complete.	Galiano
Dynamite Hill
2013	Discovered through trenching and drilling in 2013	Galiano
2013-2016	DD, RC, and RCD drilling complete.	Galiano
2021	Additional drilling to extend resource at depth, including RC and RCD drilling.	Galiano

2.2 Historical Production

The main producing mine in the area was the Obotan Mine (now Nkran Mine). Open pit mining commenced in February 1997. A total of 16.11 Mm3 of material was excavated from the open pit at a production rate of 1.4 Mtpa. Following several re-designs, the pit was mined in two stages. A total of 7.82 Mt of material was milled at an average recovery of 89% at a reported reserve grade of 2.35 g/t (Brinkley 2001). The mine was closed in July 2001 after having produced 590,743 oz Au. Operations ceased due to a low gold price environment coupled with the requirement to push back the Nkran pit to access deeper reserves. Asanko Gold dewatered the Nkran pit and re-commenced mining operations in February 2015, with the first gold produced in February 2016. Production was reported at Nkran through to Q2 2020, producing a total of 797,949 oz of gold.

At Esaase, under the Bonte mining lease BGM recovered approximately 200,000 oz of alluvial gold during the period 1990-2002. No mining or production details are available. Asanko Gold commenced operations at Esaase in 2018 extracting from non-alluvial sources. Production to date totals 452,477 oz of gold.

At Abore, Resolute Mining Limited (Resolute) conducted mining in the late 1990s to early 2000s. Mining targeted mainly oxides and transition material by open cast blast, load and haul to be processed at the old Nkran plant. Production details are unknown.

At Adubiaso, Resolute mined mostly oxides and transition material from the deposit by open cast free dig, load and haul to the Nkran plant. Mining was from October 1999 to December 2000. As reported by Brinkley (2001), a total of 3.79 Mm3 of material was excavated from Adubiaso open pit. A total of 0.70 Mt at 2.43 g/t Au was delivered to the ROM pad, containing a total of 54,654 oz of gold. Total production of 52,677 oz (recovered) was achieved with a pre-production cost of US$90/oz (February 1999 to October 1999); and an operating cost of US$262/oz (October 1999 to December 2000).

The Asuadai deposit has seen no legal mining conducted since the mineralization was identified. Artisanal miners had and still are undertaking pitting within the mineralized zones of the prospect.

The Dynamite Hill deposit was discovered in 2013 and put into production in Q4 2017. Production ceased in late 2019 having yielded 91,149 oz of gold.

No large-scale mining was conducted at Akwasiso prior to Asanko Gold. Akwasiso has been in operation since 2018. Production to date totals 152,328 oz of gold.

At Miradani North, some open pit mining was conducted to a vertical depth of 30-40m by GPS Ghana Ltd. The current pit is approximately 120 m long and 75 m. Production details from this operation are unknown at this time.

3 GEOLOGICAL SETTING AND MINERALIZATION

3.1 Regional Geology

The geology of Ghana is largely underlain by the West African craton. The craton consists of the Man-Leo (or Kénéma-Man) shield in the south (extending from Ghana to Senegal) and the Archaean Reguibat Shield in Mauritania to the north. They are separated by overlying younger sediments of the Taoudeni Basin.

The Man-Leo Shield covers the southernmost third of the craton. It is divided into two portions, with the Archaean age Kenema-Man Domain in the west and a Paleoproterozoic dominated Birimian aged terrain in the east, sometimes referred to as the Baoulé-Mossi domain. The Birimian rocks consist of five evenly spaced commonly NNE-trending, narrow, linear greenstone belts composed of calc-alkaline or tholeiitic volcanic rocks. These belts are separated by wide intervening basins (such as the Kumasi Basin) filled with thick turbiditic sequences of argillites, phyllites, graywackes, and chemical sediments. The Birimian rocks are believed to have formed during two major orogenic phases, namely the Eoeburnian (ca. 2.25 to 2.15 Ga) and the Eburnian (ca. 2.12 to 2.06 Ga).

3.2 Local Geology

The AGM deposits are located within the Kumasi Basin, one of the intervening basins between the greenstone belts. Within this basin lies the Asankrangwa Gold Belt which was recognized after decades of artisanal mining in gold-bearing, shear zone hosted quartz reefs. The basin is bound to the southeast by the Ashanti Fault/Shear and the Bibiani shear to the northwest. The Asankrangwa Belt expresses itself as a complex of northeast-trending shear zones situated along the central axis of the Kumasi Basin. Several major northeast-trending shears/structures bisect the Kumasi Basin/Asankrangwa Belt. The Nkran deposit is located on a jog along the regional 35-40° trending Nkran Shear, which is a zone of about 15 km in width and may be traced on a northeast to southwest trend for a distance of some 150 km. The Nkran Shear Corridor also hosts the Asuadai, Dynamite Hill, and Akwasiso deposits. The parallel Esaase Shear Corridor hosts the Esaase, Adubiaso, and Abore deposits. The Miradani Shear Corridor hosts the Tontokrom, Miradani, and Fromenda deposits.

3.3 Property Geology and Mineralization

The AGM deposits are hosted along the NE-SW Asankrangwa structural shear corridor, which is defined by NE-SW trending lineaments and magnetic lows and is about 7 km wide and over 50 km long. A summary of the structural controls on mineralization and dominant host rocks at each deposit is presented in Table 3-1.

Table 3-1 Summary of Structural Controls on Mineralization per Deposit

Deposit	Mineralization Control	Main Host Rock
Nkran	D2 shear + granitoid + linking QVs	Quartz (Qtz) sandstone + granitoid + quartz veins (QVs)
Nkran Extension	D2 shear + Late conjugate QVs	Qtz sandstone
Esaase	D2 shear + tensional QVs	Highly deformed sandstone-siltstone-shale + QVs
Akwasiso	D2 shear + granite + Late conjugate QVs	Qtz sandstone + granite + QVs
Abore	D2 shear + granite dyke + Late conjugate QVs	Granite + QVs
Asuadai	D2 + Granite + late conjugate QVs	Granite + QVs
Adubiaso	D2 shear + granite dyke + Late conjugate QVs	Qtz sandstone + granite
Adubiaso Ext	D2 shear + late conjugate QVs	Qtz sandstone
Miradani North	D2 shear + sub-horizontal linking QVs	Qtz sandstone + tonalite + QVs

3.3.1 Nkran

Nkran occurs on a 20° trending jog on the Nkran Shear Corridor. The Nkran Shear is characterized by sheared siltstones (phyllites) dominant on the western side of the shear and sandstone dominant on the east. The central part of the Nkran deposit consists of a series of wacke and sandstone-dominated stratigraphy that has been intruded by several felsic porphyry intrusions. Consistent mappable lithologies are the western sandstone, the central sandstone, the eastern sandstone, the felsic granitic porphyry intrusive unit, and the skinny breccia unit which is located within the eastern sandstones and runs along the strike of the deposit.

Mineralization at Nkran is controlled by an isoclinally sheared fold verging to the north. There is a very strong control on the gold mineralization distribution by structures associated with the Western Sandstone and the Eastern Breccia.

3.3.2 Esaase

Broadly speaking, the Esaase deposit area can be referred to as a 'system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks arranged along an NNE-SSW trending strike'.

The mineralized domain model used currently as a basis for resource modelling is based on recognising the distribution of vein arrays using quartz vein percentages, assisted by orientation data and pit mapping. In addition, the wealth of grade control data to date highlights the distribution of these vein arrays along fold hinges. These grade control patterns are best seen in level plans rather than cross sections due to the steeply northeast plunge to both mineralization and lithology.

Two styles of mineralization at Esaase are recognized:

1. The dominant control is sub vertical northeast-striking faults and shear zones. The faults are mostly not mineralized themselves, though there is some evidence of informal miners chasing some very narrow, late brittle faults. They probably also have a strong post-mineral component of movement. But the faults are flanked by belts of en echelon veins with gold, particularly where the adjacent host rock is competent sandstone ('contact orogenic'). This explains why the best grades are in the Central Sandstone. It is much more competent than the adjacent Cobra black mudstones. The veins lie anticlockwise of the fold hinges, suggesting a component of sinistral movement. There is also evidence that sandstones within the Cobra Unit were more favourable for vein development.

2. The second style comprises swarms of en echelon veins, kink bands and zones of incipient faulting that traverse various rock types. Within these belts, the veins are thicker, and grades higher, where they traverse competent sandstone.

3.3.3 Akwasiso

The Akwasiso deposit lies some 4 km NE of the main Nkran deposit and geologically bears many similarities to Nkran. A granite intrusion surrounds a 080° dipping cross structure and mineralization hosted in bounding 035°N sub-vertical shear structures transgressing a sandstone/siltstone sequence.

Akwasiso represents a smaller scale version of Nkran. Two shear zones are controlling the mineralization. The eastern mineralized envelope is associated with felsic porphyry emplaced along a sandstone siltstone contact. The intrusive seems to have occurred in a dilation jog with a potato shape plunging steeply to the north and terminated abruptly to the south. It is about 150-170 m along, and about 40-50 m across strike.

3.3.4 Abore

The Abore deposit is located on the Abore-Esaase shear corridor which also hosts the Esaase deposit. The main rock types observed within the Abore pit consist of carbonaceous shale, siltstone (phyllite), thinly bedded wacke, and thickly bedded sandstone. The sedimentary sequence has been intruded by a granitic (tonalitic) intrusion.

At least two (potentially three) phases of mineralization are recognized at Abore. Mineralization is constrained within the granite, with the overall trend of mineralization being parallel to that of the stratigraphy. The dominant phase of mineralization is hosted in shallow west-dipping 1 cm to 10 cm thick quartz vein arrays which have developed primarily along the eastern margin of the granite contact and the sandstone-wacke dominated stratigraphy. Minor disseminated alteration is observed, despite the significant hydrothermal (sericite and arsenopyrite) alteration associated with the mineralized zones. Vein density, rather than vein thickness, seems to be indicative of higher-grade zones. Analysis of vein orientations showed that two vein types of shallow west-dipping and steep west-dipping occur.

3.3.5 Asuadai

The Asuadai deposit is located on the regional NE trending Nkran shear zone, approximately 10 km a long strike from Nkran. The prospect features a massive intermediate (tonalite) granitoid hosting a quartz stockwork system.

The main rock types observed within the Asuadai pits consist of thinly bedded carbonaceous shale, siltstone (phyllite), and more thickly bedded wacke and sandstone. Two narrow granitic intrusions (diorite dykes) intrude the metasedimentary sequence on the boundary between the two main sedimentary domains. Extensive shearing in places associated with silica flooding (and associated alteration), makes it difficult to determine the volcanic component of these rocks.

The deposit is relatively complex with several controls of mineralization that influences the geometry of the mineralization. Two distinct styles of mineralization are recognized:

1. Steep ductile type mineralization associated with the metasedimentary lithologies: this style was selectively overprinted by a later brittle brecciation event. This mineralization parallels bedding, or foliation. Stereographic projections of vein arrays show a 020° to 040° orientation dipping steeply towards the west. The steep ductile mineralization is seen to bind the granitic intrusion. This mineralization is also associated with structures parallel to the main granitic intrusion.

2. Shallow dipping quartz veins: This is the dominant phase of gold mineralization at Asuadai and consists of veins that vary in thickness from 1 cm to 60 cm. The flat-lying vein arrays are best developed in the granite. The veins have associated sericite-albite-arsenopyrite-magnetite alteration.

3.3.6 Adubiaso

The Adubiaso geology comprises a sub-vertical stratigraphy of interbedded greywacke and phyllite, with three sub-vertical granite (porphyry) dykes obliquely cross-cutting the stratigraphy. A steep dipping (65° E) quartz vein system cuts across Birimian metasedimentary rocks, which dip steeply at 75° to the west. The vein system appears to be related to a NE fracture system (distinct from the Nkran structure) along the contact zone between dominantly phyllitic units on the east and coarser greywackes on the west, which host most of the gold-bearing veins. The central part of the vein system is 15 m to 20 m wide, but it tapers to about 10 m at both ends; the vein system has a strike length of about 700 m although the main area of economic significance is the central 300 m of the zone.

Mineralization at Adubiaso is split into two phases:

1. Ductile, shear-hosted mineralization, within the NNE striking, steeply west-dipping Nkran Shear Corridor. This zone measures approximately 25 m in width in the central area, thinning to approximately 6 m at the northern and southern ends of the pit

2. Cross-cutting, NW to NNW striking, moderately east-dipping brittle quartz-carbonate vein hosted mineralization. This mineralization cross-cuts the shear zone and porphyry zones, and postdates the early phase of mineralization, are located in the hanging wall and footwall to the central mineralized zone. These structures appear to be spaced 35 m to 60 m vertically.

3.3.7 Miradani North

The Miradani North deposit is located on the Datano Shear zone which is the first from the east of five major fertile shear zones across the Asankrangwa belt. This shear zone is known to traverse the Fromenda area to the south and Datano to the north where there are several active prospects for gold. The deposit is 8 km away from the Nkran processing plant and 3 km south of the Midras South prospect.

The gold mineralization at Miradani North occurs as free gold in association with hydrothermal alteration of carbonate-sericite-arsenopyrite-chlorite-pyrite. The mineralization occurs in veins that at the sandstone /granitic porphyry contact or in the granite where the veins occur either as stockwork or spiderwebs of 1-3 cm long veinlets.

The overall mineralization is controlled by a westward dipping shoot that plunges to the north. The mineralization is controlled by the shape of the intrusive unit and has about 100 m thickness, 250 m strike length, and is continuous at depth with improved grade.

3.3.8 Dynamite Hill

The Dynamite Hill deposit is located on the Nkran shear trend about 7 km north of the Nkran pit and 4 km north of the Akwasiso pit where it offsets a regional north-south mafic dyke and a localized east-west cross-cutting structure. The area is underlain by fine to medium-grained greywackes (intermittent strong alterations) intercalated with argillites (phyllites), and intrusions of altered felsic rock (feldspar quartz porphyry/granitoid), quartz veins, and stockworks. The initial depth of oxidation was between 20 to 50 m below the surface on rugged terrain but a portion of the oxidized rock has been mined out. The deposit was mined in 2018 from an RL of about 330 m to 180 m.

Gold mineralization at Dynamite Hill is mostly associated with quartz stockwork hosted within the northwest trending, steeply dipping orebody of strongly altered (chloritic, sericitic, and silicified) wackes, and at the contact between felsic units and foliated meta-sedimentary rocks. Sulphide mineralization, mostly pyrites grading from fine to coarse crystals are present. The defined gold mineralized zone is about 40-50 m in true width and strikes NNE-SSW traced to a depth of about 250m and still open. The mineralization plunges steeply to the north. Recent drilling does not support continuity to the north, but the mineralization is open to the south but trending progressively weaker. The mined-out area covers a strike length of 250-300 m but mineralization can be traced for 600 m along strike.

4 DEPOSIT TYPES

Two broad styles of gold deposits are present in southwest Ghana:

  Structurally controlled lode or orogenic gold deposits

  Paleoplacer disseminated gold deposits in Tarkwaian conglomerates.

The primary controls on mineralization in the Asankrangwa Belt are structural in origin. Certain sandstone units within the Birimian metasedimentary package provided favourable rheological conditions that optimized gold deposition often close to major lithological contacts with either Birimian metavolcanic rocks, or Tarkwaian metasedimentary rocks (Griffis et al, 2002). The deposit type targeted by AGGL is this structurally controlled mesothermal quartz vein style mineralization (orogenic gold type deposits). This is the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type. Milesi et al. (1992) recognized that mesothermal quartz vein style deposits are largely confined to tectonic corridors that are often over 50 km long and up to several kilometres wide and usually display complex, multi-phase structural features, which control the mineralization.

There are at least two separate gold mineralising events that are linked to the structural evolution of the area. Mineralization is linked to:

  Early isoclinal folding, shearing and/or duplexing of stratigraphy controlling the location of deformation zones and fluid flow

  A late approximate east-west compressional event that generated shallow dipping to flat orientated conjugate vein sets that crosscut the earlier rock fabric and gold mineralization.

The most common host rock is usually fine-grained metasedimentary units, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanic rocks and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late stage quartz veining in which visible gold is fairly common and accessory polymetallic sulphides are frequently observed. This type includes important lode/vein deposits in Ghana such as at the Obotan and Esaase area. A second non-refractory style of gold mineralization occurs in which gold is not hosted within sulphide minerals either in early, or late stage mineralization. These deposit types have lower sulphide content in general and often lack the needle-like arsenopyrite that is common in the refractory type deposits.

The Obotan deposits demonstrate a late (second) phase of gold mineralization hosted in granitoids (Nkran basin type granite), emplaced in regional shear corridors. The deposits are situated within the Birimian metasedimentary units, but the granitoid intrusions and mineralization both occur at contacts between greywacke and carbonaceous phyllite units. The deposits are dominated by D2 regional reverse faulting gold, and only contain quartz vein-hosted free-milling gold lodes.

The deposit types in the AGM area are sufficiently well understood to support the exploration programs and geological models forming the basis of the mineral resource estimates.

5 EXPLORATION

5.1 Geological Mapping

The broad framework of geological understanding on the AGM licences comes from geophysical interpretations completed in 2016. This work has been built on through geological mapping as well as drilling and exposures at the various open pits. Geological mapping on the Asankrangwa Belt is hampered by a paucity of exposed basement rock, with deep weathering and laterite/alluvial cover making it more challenging. Often it is exposures created by artisanal mining workings that provides the most informative outcrop.

Field mapping has been undertaken at the target properties by AGGL geologists. Outcrop and visible features have been mapped and locations identified using handheld GPS. A targeted license-wide program of mapping and sampling was conducted in 2021, focusing on mineralized areas exposed by artisanal miners. This work was beneficial in understanding structural controls on mineralization and targeting of several prospective areas for follow-up reconnaissance-style RC drilling.

5.2 Geochemical Sampling

Multiple soil geochemical surveys have been undertaken on the AGM licences by various explorers. Since 2017, a total of 1,246 surface geochemical samples (grab, soil, stream sediment) have been taken by AGGL geologists across the greater AGM licences with the focus on generation of greenfield targets.

5.3 Geophysical Surveys

Geophysical surveys over the property have included regional aeromagnetic imaging of the Ashanti Belt and adjacent Kumasi Basin by the Ghana Geological Survey, as well as IP ground geophysical surveying and airborne VTEM and magnetic survey centred over specific targets.

Airborne geophysical surveys were commissioned by AGGL during 2015/2016 to advance the understanding of the geological and structural settings of the Asankrangwa Belt.

A ground geophysics orientation study was initiated over the Esaase deposit in 2019 by Planetary Geophysics based in Australia. This work was planned as a 'proof of concept' orientation survey, with the intention of completing a series of much larger gradient array and IP surveys within the AGGL license package. However, the global pandemic in 2020-2021 delayed commencement of this activity. Given the success of this Esaase survey, geophysical coverage of this type has a high likelihood of identifying other zones of high chargeability that may be a proxy for gold mineralization.

6 DRILLING

To date, a combined total of 4,773 evaluation aircore (AC), diamond drill (DD), reverse circulation (RC) and reverse circulation with diamond tail (RCD) drill holes totalling 652,425 m have been drilled at the AGM deposits that are the subject of this Report, as well as additional grade control and other drill holes. Mineral Resource definition drilling at AGM mainly includes RC and DDH. RC, DDH and RCD are the common drilling methods. Shallow drill holes targeting oxidized material and shallow fresh material generally use RC drilling.

The drilling density is considered appropriate to define the geometry and extent of the mineralization for the purpose of estimating Mineral Resources, given the understanding of the local geology, structure and confining formations. AGM's strategy is to conduct drilling sufficient to assume geology and grade continuity to a level to support at least Indicated Mineral Resources and thus support the application of modifying factors in sufficient detail to support mine planning and evaluation of economic viability. Section 14 of the 2022 Technical Report summarizes the drill hole data used in the estimation of Mineral Resources.

7 SAMPLE PREPARATION, ANALYSES, AND SECURITY

7.1 Sample Preparation Methods and Quality Control Measures Taken Before Submission to the Laboratory

AGGL diamond drill core samples are determined by the logging geologist and should be between 30 cm and 150 cm in length. Samples must not cross lithological boundaries and must be defined within similar alteration zones and structural features. Samples should weigh between 2 and 3 kg. QC samples are inserted by the logging geologist at the core shed.

The geologist ensures that the quality control samples are inserted at the core yard and monitors the dispatch of the samples to the laboratory. A 2 to 3 kg duplicate sample is taken in an identical manner as the original and stored in a pre-labelled sample bag.

With the exception of Esaase, all exploration samples are processed and stored at the AGM exploration facilities at Obotan. Esaase RC chips, half-core and core photographs, duplicate pulps and residues of all submitted samples are retained and stored at the AGGL exploration camp at Tetrem.

Grade control samples were collected by reverse circulation drilling with an optimal drilling depth of 30 meters. Samples were taken at regular 1.5 m intervals and 2.5 kg ~ 3.0 kg of samples were collected using automatic cone splitter mounted on the GC drill rig. All samples were collected into plastic bags, labelled and sealed on site before transported to the AGGL mine laboratory for preparation and analysis. The QPs have reviewed the procedures of the RC drilling, sample collection, preparation, transportation, QAQC measures and are of the opinion that the procedures established at AGM met the industry standards of similar mining operations.

Nkran exploration RC samples were taken from the drilling rig using a rotary splitter which produced equal aliquots to mitigate any bias. A 3 kg sample was collected for laboratory submission and coarse rejects of all samples were kept as a backup for at least three months (GC) and six months (exploration).

The AGM procedure for sample submission is as follows:

  RC samples are collected from the drill site every shift and transported to the Obotan and Esaase camp

  Samples are packed in 50 kg bags and stored in the logging shed until shipped to the laboratory

  The QA/QC geologist supervises loading of samples on to the truck

  A sample dispatch form accompanies the samples, and another signed by the exploration manager is provided to the security guards to authorise the shipment to leave the camp

  At the laboratory, the laboratory representative signs the sample dispatch form confirming receipt and change of custody for the samples.

7.2 Laboratory Sample Preparation and Analysis

Table 7-1 summarizes sample preparation methods at each of the primary laboratories.

Table 7-1 Summary of Analytical Laboratories Sample Preparation and Gold Assay Techniques

Laboratory	Locality	Period	Preparation	Au Assay Method	Lower Detection Limit
ALS	Kumasi	2014-2021

PREP-31 - 3 kg, or less of sample is dried, disaggregated, and jaw crushed with 70% passing 2 mm. Sample is pulverised to 85% passing 75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage

				30 g fire assay and AAS 30 g screen fire assay	0.01 g/t 0.05 g/t
Intertek	Tarkwa	2014-2021	Samples are crushed to 2 mm and pulverised to 75 µm	Fire assay Leachwell bottle roll*	0.01 g/t 0.001 g/t
AGGL	Nkran site	2017-2021	Samples are crushed to 2 mm and pulverised to 90% passing 75 µm in LM2 pulverisers. 250 g pulp sample taken for analysis	Fire assay Leachwell bottle roll*	0.01 g/t 0.001 g/t

*Leachwell bottle roll assays used for grade control

7.3 QP Opinion

It is the opinion of Qualified Person that the QA/QC data provides reasonable support for the reliability of the sample database for the Asanko Gold deposits under investigation such that it supports Mineral Resource estimation without limitation on confidence classification. After reviewing this data, even though there has been a lot of work done, it is recommended to improve QAQC reporting from the Asanko lab, particularly as it relates to CRM and blank failures. Documentation and reporting of lab check results could also be improved. The QP has reviewed the quality of data and does not believe there is a risk of the data to be used for the resource estimate.

8 DATA VERIFICATION

The QPs have visited the AGM on numerous occasions during 2021, up to three months at a time. The most recent visit was in November 2021. During these visits, the QPs have reviewed the items listed below for current 2021 drilling at Esaase, Miradani North, Dynamite Hill, and Abore:

  Drilling techniques with emphasis on appropriateness of the drilling method

  Sampling procedures

  Logging procedures

  Structural logging procedures

  Density estimation procedures

  Data entry procedures

  Review of geology interpretation and inputs for Mineral Resource Estimation

  Geological review of core and comparable relationships with open pit mapping, with particular emphasis on Esaase

The QPs reviewed the following:

  QA/QC results of pit grade control and related infill drilling programs for the Esaase and Akwasiso deposits.

  Geological discussions related to continuous improvement of the geological understanding with the site geologist

  Mining and grade control procedures with emphasis on reconciliation between production and the MRE models for calibration of the Esaase and Akwasiso MRE models

  Mining and metallurgical plant recovery and metal accounting

  Validation of Nkran, Esaase, Miradani North, Abore, Dynamite Hill geology and drill hole sample data, in preparation for MRE update. In addition to reviewing current (post 2020) QAQC results as part of assay validation, the QPs have reviewed legacy assay data and reports on legacy drilling and sampling procedures (Spiers, 2010) and SRK (2011). The QPs have, as much as possible, validated legacy data when spatially near post-2014 AGM drill data during the course of 2D paper sectional interpretations. In doing so, the QPs were able to assess legacy vs AGM hole collar RL's, view downhole survey drill traces and assess how 'geologically reasonable' they are. The QPs have reviewed RC and diamond drilling, sampling, core preparation, photography and logging procedures. The QPs have reviewed several hundred metres of mineralized core from the Esaase, Miradani, Abore and Dynamite Hill drilling, and visually assessed several hundred metres of mineralized Nkran drill core and compared all with database records.

  Site visits of Miradani North, Dynamite Hill, Akwasiso, Abore and Asuadai, with reference to drilling programs (i.e. - verified collar locations in the field, drill core to core logs, review sample splits, etc.) and galamsey workings.

9 MINERAL PROCESSING AND METALLURGICAL TESTING

9.1 Current Testwork 2021 - Esaase Main Pit

Previous testwork undertaken in 2018 to 2019 largely formed the basis for recovery estimates stated in the 2020 DFS. Subsequent concerns were raised about the test samples' selection with respect to organic carbon.

The lithology of primary focus in the previous work was a black mudstone/siltstone referred to as the Cobra unit. This material is elevated in organic carbon content with respect to the surrounding sandstones. Initial estimates were that the Cobra material comprised approximately 15 percent of the Esaase Main deposit. This is subject to ongoing investigation.

An additional concern was related to the cyanide addition used in previous testwork program. Cyanide concentrations were significantly lower than typical process plant concentrations. It is believed to arise from a misinterpretation of cyanide concentration values quoted, i.e.:

  The process plant quotes cyanide concentrations in CN- ppm. Average plant value in 2018 was 240 ppm, which equates to 450 ppm as NaCN

  Metallurgical laboratories in Australia understand cyanide concentration to refer to NaCN ppm. Therefore, the baseline 300 ppm NaCN used in almost all of the 2018 to 2019 testwork. This equates to only 165 ppm CN- in plant terminology (CN-).

As a result of the above concerns, it was decided to revisit the Esaase recovery modelling. This involved a comprehensive test program that included samples that more broadly, and representatively, portray the Esaase Main pit mineralized domains. Testing also involved higher cyanide additions.

9.1.1 Bulk Composites Testing (ALS A22281)

Testing methodology of the bulk composites included the following main steps:

  Coarse crushing and sub-sampling of each individual increment, creation of composites for testing

  Head assays Au, Ag, Cu, As, total and organic carbon, total and sulphide sulphur, ICP 26 element scan

  Gravity/CIL recovery simulations under current process plant operating conditions

  Size by size analyses on CIL feed and residue

  Diagnostic analyses on final CIL tails to estimate deportment of unrecovered gold i.e.

    Additional cyanide recoverable

    Organic carbon associated

    Sulphides associated

    Silicates associated

Note: 2 samples had the gravity tail CIL tests completed in duplicate for quality control purposes.

The same methodology was subsequently applied to the variability composites with some exclusions including elimination of intermittent leach sampling and reduction of assays to focus on gold. Size deportment and diagnostic analyses on residues were also omitted.

9.1.1.1 Conclusions from Bulk Composites Testing

Comments on the bulk composites' gravity/CIL testwork results are as follows:

  Gravity recoverable gold content ranged from 32 to 79% for an average 53%

  Total gold recovery ranged from 60.2% to 95.5% for an average 83.7%

  Leach residue (final tails) grades ranged from 0.08 to 0.28 g/t for an average 0.18 g/t

  Leach kinetics were generally rapid with the bulk of leaching completed in 8 hours

  Reagent consumptions were low for both cyanide and hydrated lime

The results indicated low recoveries for some composites, attributable to the presence of organic carbon. These findings align with the 2018/19 testwork.

Mapping of the bulk composites' recovery results proved inconclusive as a contributor to recovery modelling. It was decided that greater spatial definition was required in order to create any links between zones/lithologies and recovery expectations, i.e. variability testing.

9.1.2 Variability Samples Testing (ALS A22281)

The bulk composites constituents were tested as individual intervals. In some cases, where a lithological boundary was thought to exist, these intervals were further divided. Head assays were carried out on the main elements of interest. No multi element assays were undertaken.

Samples were subjected to gravity/CIL testing as per the bulk composites, with the exception of the kinetics sampling. Only final 24-hour products were assayed. For this suite of tests, it was decided to assess the effect of increased NaCN levels, an initial concentration of 1,000 ppm was employed. Activated carbon concentration was 15 g/L.

Comments on the variability composites' gravity/CIL testwork results are as follows:

  Gravity recoverable gold content ranges from 17% to a very high 92% for an average of 46%

  Total recovery ranged from 64.9% to an extremely high 99.2% for an average of 90.1%

  Leach residue grades ranged from 0.03 to 0.27 for an average of 0.11 g/t

  Leach kinetics were generally rapid, with the bulk of the leaching completed in 8 hours

  Average reagent consumptions were generally low for both cyanide and hydrated lime

Significant increases are seen for the composites that returned the lower results in the bulk composite round of testing. It should be noted that, although the bulk and variability rounds of testing are not directly comparable due to the removal of low grade drill core increments, the recovery increases are attributed to the more favourable, read higher, initial NaCN concentrations in the laboratory tests.

9.1.3 Esaase Recovery Estimate

The 2021 testing (ALS report A22281) returned recovery results for the bulk composites that align with those from the 2018/19 testwork programs. As such, no change has been made to the recovery estimates as per the Asanko Gold NI 43-101 Technical Report (2020) for the purpose of constraining the current Mineral Resource estimate.

Although the variability composites testing completed in 2021 (A22281) indicated an upside to these recovery estimates, the results are not applied herein. The rationale behind deferring reliance on the higher recoveries obtained in the testing is twofold:

1. Current plant performance is yielding lower recoveries than previously modelled in equivalent spatial locations within the Esaase deposit. The deviation between actual plant performance and modelled recovery will need to be further examined to determine the cause and the extent to which this may persist within the deposit

2. The variability testing, although indicative of an upside to 90.1% average recovery, may require revised plant operating protocols

9.2 Current Testwork 2021 - Nkran and Obotan Satellite Deposits

9.2.1 Nkran 2021 Testwork (ALS A22441)

Past gold recoveries from processing of the Nkran ore (2017 to 2019) averaged 94%. By way of confirmation testing, a suite of 7 DD (half HQ) intervals were despatched to ALS, Perth (Report A22441, January 2022). Lithologies tested included granites (2), sandstones (4) and siltstone (1). The average interval length to each composite was 19 m.

The simple average recovery from these tests was 95.3%, assuming equal recovery for the granite samples. Allowing a 0.3% discount for operational losses, the resultant 95% recovery suggests the past processing results (94%) may be applied for Nkran material processing.

9.2.2 Abore 2021 Testwork (ALS A22441)

A suite of metallurgical testwork was undertaken on 7 DD core composites at ALS, Perth (Report A22441, January, 2022). The objective was to ascertain that recoveries would align with those of historical performance. Resolute mining and processing activities in 2002 returned overall recoveries of 95% (refer Resolute Amansie Limited: Abore Open Pit - Final Report, 2002).

A total of 124 m core was dispatched, with each interval composite averaging 18 m in length. Six of the composites were classified as granite while the seventh as a blend of granites (27%) and sandstones (73%). Granites constitute an estimated 85% of the Abore fresh zone tonnage.

The overall recovery from these tests stands at 93.3% which includes a discount for losses in processing. When using higher recoveries for the remaining oxide and transition materials, the work confirms no major variation from the past production 95% recovery value, however a 94% recovery value is currently concluded for the overall Abore recovery.

9.2.3 Miradani North 2021 Testwork (ALS A22441)

A total of 259 x 1m core samples from 11 drill holes were delivered to ALS, Perth in June of 2021. Samples were selected based on the drill core available (all HQ) and considered the strike and dip distribution to cover the entire deposit. Sample selection also considered the mineralized lithologies which in Miradani North are predominantly in the intrusives (granites/tonalites) and the sediments along its peripheries. For completeness, 2 oxide and 2 transition composite were included.

Each of the 16 samples was subjected to recovery testing via gravity concentration and CIL of the gravity tails. These tests were carried out at a P80 of 106 µm grind size and 600 ppm initial NaCN in CIL.

Recoveries averaged 97.2% for oxide, 94.0% for fresh, and 93.4% for fresh. An overall value of 94% recovery value is concluded for the Miradani North material.

9.2.4 Akwasiso

Akwasiso mineralization is hosted in shears on siltstone/sandstone contacts, and around and within the granitic intrusive. Strong alteration zones are associated with higher grades around the sandstone-granite contact. Mineralisation is hosted in the sandstone unit with gold occurring within quartz-carbonate veins, similar to the other deposits in the belt.

Akwasiso is currently being fed to the process plant as a minor tonnage contributor along with the predominant Esaase mill feed. Pit depletion is estimated to occur mid-2022.

A 94% gold recovery value is attributed to this small satellite deposit.

9.2.5 Dynamite Hill Previous Recoveries

Dynamite Hill ore had been processed through the Obotan plant for 22 months between November 2017 and August 2019. This was complimentary to the main mill feed sourced from the Nkran pit and was at no stage processed in isolation.

Evident is an essentially steady rate of recovery over the period regardless of the Dynamite Hill component. The attributable recovery from future mill feed is therefore assumed to be in line with historical at 94%.

9.2.6 Adubiaso Previous Recoveries

Adubiaso ore had been mined and processed through the Obotan plant for a period of 14 months from November 1999 to December 2000. The ore was complimentary mill feed to that of Nkran ore, over the period Adubiaso ore accounted for an average of 34% of the mill feed tonnage.

A total of 698 kt was fed to the mill with gold recoveries were slightly greater than 96% as based on monthly plant recovery figures (refer Resolute Amansie Limited: Adubiaso Open Pit - Final Report, 2001).

A slightly conservative gold recovery of 94% has been applied for future performance from this pit.

10 MINERAL RESOURCE ESTIMATES

The effective date of the Mineral Resource is February 28, 2022, and comprises eight deposits, which have been combined into a global Mineral Resource table (Table 10-1).

Table 10-1 Summary of Mineral Resources at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

	Measured			Indicated			Measured + Indicated			Inferred
	Tonnes	Grade	Au Contained	Tonnes	Grade	Au Contained	Tonnes	Grade	Au Contained	Tonnes	Grade	Au Contained
Deposit	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)
Nkran				12.1	2.09	814	12.1	2.09	814	1.3	2.23	96
Esaase	10.9	1.25	437	11.7	1.27	475	22.6	1.26	912	0.6	1.22	25
Akwasiso				1.7	1.31	69	1.7	1.31	69	0.2	1.46	7
Abore	3.2	1.46	150	5.1	1.23	203	8.3	1.32	353	1.1	1.55	55
Adubiaso				1.6	1.80	90	1.6	1.80	90	0.2	1.38	9
Asuadai				1.6	1.29	67	1.6	1.29	67	0.0	1.17	1
Miradani				7.1	1.28	293	7.1	1.28	293	2.6	1.21	102
Dynamite				1.9	1.39	85	1.9	1.39	85	0.3	1.26	14
Stockpiles	9.5	0.72	221				9.5	0.72	221
Total	23.6	1.06	808	42.7	1.53	2,096	66.4	1.36	2,904	6.4	1.49	309

Notes:

1. The Mineral Resource estimates are reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.

2. The effective date for the Mineral Resource estimates is February 28, 2022

3. Mineral Resource estimates account for mining depletion up to and including February 28, 2022

4. Reasonable Prospects for eventual economic extraction assume open pit mining with conventional gold processing and was tested using NPV Scheduler™ pit optimization software at gold price of $1,600/oz. Mining, G&A, processing costs, and process recovery are dependent on deposit and detailed in the respective deposit sections.

5. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.1 Esaase Mineral Resource Estimate

10.1.1 Geological Models

Wireframe envelopes and surfaces representing topographic surfaces, models for lithology, oxidation state, structures, and mineralization domains were developed using Leapfrog modelling software. An original-topography surface is used during grade estimation as an upper domain boundary and an as-mined topographic surface is used to deplete the estimated block grades before reporting resources. Three weathering surfaces representing the boundary between Saprolite, Oxides, Transition, and Fresh zones are used to code weathering type into the block model and are used for in situ density estimation and assignment. Six mineralized envelopes developed for the Esaase resource model update are the most important grade estimation constraints.

10.1.2 Estimation/Interpolation Methods

The block model is defined in Datamine using a 5 x 5 x 3 metre parent block size with a minimum 1 metre sub-cell size. Blocks are flagged with a code describing whether they are inside or outside each mineralization, and topographic and oxidation domain. Multiple Indicator Kriging (MIK) E-type estimation and Ordinary Kriging (OK) is used to estimate Au grades and includes edge dilution at contacts assuming a 0.0 g/t Au grade when no estimates are available on the unmineralized side of the wireframe.

10.1.3 Classification of Mineral Resources

The Mineral Resource estimate is classified into Measured, Indicated, or Inferred categories after considering past production reconciliation, observed continuity of mineralization, knowledge of lithological and structural controls on mineralization, and reliability of sampled data and were classified using a multi-stage approach.

10.1.4 Reasonable Prospects of Eventual Economic Extraction

The Esaase mineralization is assumed amenable to open pit mining, and milling and recovery through CIL gold processing, and was evaluated for reasonable prospects for eventual economic extraction by constraining the mineral resources within a conceptual pit shell optimized in NPV Scheduler™.

10.1.5 Mineral Resource Estimate

The Esaase Mineral Resource estimate is reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014. The Qualified Person is Mr. Mario E. Rossi, FAusIMM, SME, IAMG, and Principal Geostatistician of Geosystems International Inc. The effective date of the Mineral Resource estimate is February 28, 2022. The Mineral Resource estimate is reported assuming open pit mining and milling and CIL gold processing methods using a cut-off grade of 0.5 g/t Au, is constrained within a conceptual open pit prepared using NPV Scheduler™ software. The Esaase Mineral Resource estimates are summarized in Table 10-2.

Table 10-2 Esaase Mineral Resource Estimate at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

Category	Cutoff Grade (g/t Au)	Tonnes (kt)	Au (g/t)	Au Metal Contained (koz)
Measured	0.5	10,915	1.25	437
Indicated	0.5	11,655	1.27	475
Measured & Indicated	0.5	22,569	1.26	912
Inferred	0.5	647	1.22	25

1. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.1.6 Factors That May Affect the Mineral Resource Estimate

There is some risk associated to the Mineral Resource estimate presented in this Report stemming from two different sources. Firstly, the mineralized envelopes are interpretations based on exploration drilling, short-scale production data and pit mapping. The interpretations carry what is considered a moderate level of risk, which affects mostly the predicted mineralized tonnages.

Secondly, the grade estimates are calibrated to grade control model that carries its own level of uncertainty, in addition to the implicit assumption that the calibration holds at depth. While this is a reasonable assumption in the opinion of the QP, it does also imply a moderate level of risk.

10.2 Abore Mineral Resource Estimate

10.2.1 Geological Models

Wireframes and surfaces representing topographic surfaces, lithology, oxidation state, structures, and mineralization domains were developed using Leapfrog modelling software. Two weathering surfaces representing the boundary between Oxides and Transition zones and Transition and Fresh zone are used to code weathering type into the block model. They are used for in situ density assignment but are not used for grade estimation. A series of 0.3 g/t Au grade shells are used to code a mineralized material zone into the block model and are used in grade estimation. Structures that crosscut the granitic mineralized bodies are used to truncate as appropriate the along-strike continuity of the granites and grade shells.

10.2.2 Estimation/Interpolation Methods

The block model is defined in Datamine using a 5 x 5 x 3 metre parent block size with a minimum 1 metre sub-cells size. An Indicator-modified Ordinary Kriging (IMOK) method is used to estimate Au grades within the 0.30 g/t Au envelope, only using composites within the 0.30 g/t Au envelope and includes edge dilution at the contact of the 0.30 g/t Au envelope, assuming a 0.0 g/t Au grade on the outside of the grade envelope. Ordinary Kriging (OK) is used to estimate an indicator variable of the proportion of each block above 0.30 g/t Au and for the grades of the proportion above the 0.30 g/t Au threshold.

10.2.3 Classification of Mineral Resources

The Mineral Resource estimate is classified into Measured, Indicated, or Inferred categories after considering the reliability of the geological interpretation, the continuity of Au grades observed in the 0.3 g/t Au grade envelopes and shown in the 0.30 g/t Au indicator variogram, sample support and reliability of the sample data, and past production results at Abore. While the historical grade control data from Abore is insufficient to calibrate the resource model, the predictions regarding the amount of gold contained in previously mined area confirm continuity of Au.

10.2.4 Reasonable Prospects of Eventual Economic Extraction

The Abore mineralization is assumed amenable to open pit mining, and milling and recovery through CIL gold processing, and was evaluated for reasonable prospects for eventual economic extraction by constraining the Mineral Resources within a conceptual pit shell optimized in NPV Scheduler™. The assumptions used in preparing the conceptual pit, include mining and processing costs, metallurgical recovery, metal price and general and administrative costs and other technical parameters.

10.2.5 Mineral Resource Statement

The Abore Mineral Resource estimate is reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014. The Qualified Person is Mr. Mario E. Rossi, MAusIMM, SME, IAMG, and Principal Geostatistician of Geosystems International Inc. The effective date is February 28, 2022. The Mineral Resource estimate is reported assuming open pit mining and milling and CIL gold processing methods using a cut-off grade of 0.5 g/t Au, is constrained within a conceptual open pit prepared using NPV Scheduler™ software. The Mineral Resource estimates are summarized in Table 10-3.

Table 10-3 Abore Mineral Resource Estimate at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

Category	Cutoff Grade (g/t Au)	Tonnes (kt)	Au (g/t)	Au Metal Contained (koz)
Measured	0.5	3,193	1.46	150
Indicated	0.5	5,123	1.23	203
Measured & Indicated	0.5	8,316	1.32	353
Inferred	0.5	1,109	1.55	55

1. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.2.6 Factors That May Affect the Mineral Resource Estimate

There is some risk associated to the Mineral Resource estimate presented in this Report because of the interpreted grade envelope. The interpretation is based on more widely-spaced exploration drilling, and carry what is considered a moderate level of risk. This risk affects the predicted mineralized tonnages.

While the change of support check results in a good validation of the estimated grades, the change of support model used is based on certain assumptions and parameters that carry a degree of uncertainty, which is also carried to the grade estimates. The uncertainty and risk implied in the grade estimates is considered low on a global basis, corresponding to no less than yearly production volumes. Less uncertainty for quarterly production periods would require additional infill drilling.

10.3 Nkran Mineral Resource Estimate

10.3.1 Geological Models

The 31 May 2017 as-mined surface is used as an upper domain boundary during grade estimation. The reported mineral resource estimate is limited to material below the June 2020 as-mined surface.

The 3D lithological and structural models were prepared by AGGL geologists using Leapfrog software. In addition to adjustments made for new drilling, the Skinny and Main Granites were re-interpreted from pit-mapping which resulted in volume changes for domains not influenced by the new drilling. AGGL geologists created weathering profiles for the bottom of oxidation and the top of fresh material in Leapfrog. The main lithological units, within specific fault blocks, form the basis for delineating geological domains (GEOL). Within the domains the mineralized and waste volumes have been defined using an Indicator Kriging (IK) method. A grade compositing process in Datamine Studio RM called CompSE was used to generate 'mineable' intercepts - that is, a set of intercepts that meets set minimum length, grade and dilution criteria.

10.3.2 Estimation/Interpolation Methods

The block model is defined in Datamine using a 10 x 20 x 6 metre parent block size with a minimum 2.5 metre sub-cell size.

The Nkran Mineral Resource is estimated using post-processing of Ordinary Kriged (OK) large panel estimates to produce a recoverable Mineral Resource. This method provides Selective Mining Unit (SMU) scale block estimates that honour the theoretical grade-tonnage relationship determined from discrete Gaussian change of support. Uniform Conditioning (UC) results for the large OK panels are transferred to SMU blocks using Localized Uniform Conditioning (LUC).

10.3.3 Classification of Mineral Resources

The Mineral Resource is classified as Indicated and Inferred based upon an assessment of geological understanding of the deposit, geological and mineralization continuity, drill hole spacing, quality control results, search and estimation parameters, and an analysis of available density information.

10.3.4 Reasonable Prospect of Eventual Economic Extraction

The Nkran mineralization is assumed amenable to open pit mining, and milling and recovery through CIL gold processing, and was evaluated for reasonable prospects for eventual economic extraction by constraining the Mineral Resources within a conceptual pit shell optimized in NPV Scheduler™.

10.3.5 Mineral Resource Statement

The Nkran Mineral Resource estimate is reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014. The Qualified Person is, Malcolm Titley, MAIG, MAusIMM who is a Principal Consultant of CSA Global. The effective date of the Mineral Resource estimate is February 28, 2022. The Mineral Resource estimate is reported assuming open pit mining and milling and CIL gold processing methods using a cut-off grade of 0.5 g/t Au, is constrained within a conceptual open pit prepared using NPV Scheduler™ software. The Mineral Resource estimates are summarized in Table 10-4.

Table 10-4 Nkran Mineral Resource Estimate at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

Category	Cutoff Grade (g/t Au)	Tonnes (kt)	Au (g/t)	Au Metal Contained (koz)
Measured	na	na	na	na
Indicated	0.5	12,119	2.09	814
Measured & Indicated	0.5	12,119	2.09	814
Inferred	0.5	1,335	2.23	96

1. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.3.6 Factors That May Affect the Mineral Resource Estimate

The current Mineral Resource estimate carries moderate uncertainty and risk. The risk is principally related to the indicator mineralization interpretation. The geological wireframes, which act as bounding volumes within which mineralization is defined by Indicator Kriging, have been modelled to have a high degree of continuity along strike. If the continuity along strike is not as great as has been modelled, there is a risk of overstatement of metal.

The choice of Indicator Kriging to generate the mineralization volumes models is dependent on the relationship/comparability between the grade control and exploration data. In some areas there are very significant differences, which if persistent with depth, will result in significant variance between predicted and actual in the ground volumes. This has the largest impact of any of the risk factors on tonnage.

It was noted during the threshold selection in 2018 that the accuracy of the exploration data in prediction of grade and mineralization volume was low in some areas when compared to the GC dataset. Additional drilling in advance of mining will be required to reduce the risk.

It is important to note that the full depth and extent of the Nkran PFS Open Pit shell is significantly influenced by a zone of high grade gold mineralization (centred on 611,815E, 700,615N and 765 Elevation) which is considered high risk Indicated. The QP for the Nkran MRE believes it is critical to conduct an infill drilling program to de-risk this high grade zone, as any changes to the gold tenor and geometry of this high grade will have a significant impact on the economics of the proposed PFS Open Pit. A sensitivity study was completed by Galiano which demonstrated the extent of this risk by delivering different pit depths and extents.

10.4 Akwasiso Mineral Resource Estimate

The Akwasiso Mineral Resource was previously estimated and reported in 2019 by CSA Global as part of the 2020 Asanko Gold Mines NI 43-101 technical report. The mineral reserve, as defined by Akwasiso Cut 2 pit design based on 2019 mineral resource, was depleted in March 2021.

Mining at Akwasiso to 2021 demonstrated that the mineralization is still open in all directions and extends beyond the final depleted pit surface.  Infill and step-out drilling program was subsequently designed and executed by AGGL Exploration team with the goal to update the geology and mineral resource model below the depleted pit surface. The 2021 drilling defined the boundary of the mineralization with adequate data density to define a mineral resource.

10.4.1 Geological Models

The geological model for Akwasiso was interpreted and modelled by AGGL exploration team based on the exploration drilling and was constructed using Leapfrog software and includes:

1. Lithology model

2. Oxidation model

3. Shear model

4. Mineralization model

10.4.2 Estimation/Interpolation Methods

A block model was constructed in Vulcan software. The model covers the full extent of geology and mineralization models and provides adequate extent to allow pit optimization process. The block size of 5 x 5 x 6 metres was selected. The block size in Z direction was the mining bench height at Akwasiso.

Ordinary Kriging (OK) was used for grade estimation. An independent GC model of the same block size was first created using GC data only as reference model in the mined-out area. To ensure that the resource model will reproduce the grade distribution of the reference model, multiple scenarios of estimation parameters were tested to run estimation with exploration data only (EXP Model). The parameters that produced the closest tonnage-grade curve to GC model were selected. The GC composites were then merged with the exploration composites for the final resource estimation (MRE Model) using the selected parameters. The vein lode type domains used dynamic anisotropic search orientations generated from digitized vein trend surfaces.

Bulk density was assigned to the block model based on a combination of lithology and oxidation. Density values were calculated from a small density data set of 48 measurements, only 12 of which are in oxide/transitional zones.

10.4.3 Classification of Mineral Resources

Drill spacing is the primary factor to define resource classification and only Indicated and Inferred resources are defined at Akwasiso. The spacing criteria at to separate the resource classes at Akwasiso are based on the variogram ranges and experiences of mining at adjacent Nkran deposit.

10.4.4 Reasonable Prospect of Eventual Economic Extraction

The Akwasiso mineralization is assumed amenable to open pit mining and milling and recovery through CIL gold processing. The reasonable prospect for eventual economic extraction of the Mineral Resources was tested by constraining the Mineral Resources within a conceptual pit shell optimized in NPV Scheduler™ software at US$1600/oz gold price with all the materials of Indicated and Inferred classes and with a reporting cut-off grade of 0.5 g/t Au

10.4.5 Mineral Resource Statement

The Akwasiso Mineral Resource estimate is reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.

The Qualified Person is Eric Chen, P.Geo. who is Galiano Gold's former Vice President of Technical Services. The effective date is February 28, 2022. The Mineral Resource estimate is reported assuming open pit mining and milling and CIL gold processing methods using a cut-off grade of 0.5 g/t Au, is constrained within a conceptual open pit prepared using NPV Scheduler™ software. The Mineral Resource estimates are summarized in Table 10-5.

Table 10-5 Akwasiso Mineral Resource Estimate at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

Category	Cutoff Grade (g/t Au)	Tonnes (kt)	Au (g/t)	Au Metal Contained (koz)
Measured		na	na	na
Indicated	0.5	1,655	1.31	69
Measured & Indicated	0.5	1,655	1.31	69
Inferred	0.5	158	1.46	7

1. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.4.6 Factors That May Affect the Mineral Resource Estimate

The current mineral resource estimate carries moderate uncertainty and risk. The risk is mainly related to the statistical gaps between the exploration and GC assays as discussed in the previous sections. Even though the resource model was calibrated with GC model, and the GC samples, which are on the lower side of the comparison, were used in estimation, the predicted tonnage and grade in areas beyond the influence of GC data may be different from what the future GC may define. Reconciliation shall be closely monitored and further studies on GC sampling, assaying, etc. in order to fully understand the discrepancy between exploration and GC assays shall continue.

10.5 Dynamite Hill Mineral Resource Estimate

The Dynamite Hill mineral resource was previously estimated by CSA Global and reported as part of the Asanko Gold Mines NI 43-101 2017 technical report. The mineral reserve, based on the 2017 mineral resource, was depleted before the effective date of the Asanko Gold Mines 2019 technical report.

Mining at Dynamite Hill between November 2017 to August 2019 demonstrated that the mineralization is still open in all directions and extends beyond the final depleted pit surface.  Infill and step-out drilling program was subsequently designed and executed by AGGL Exploration team with the goal to update the geology and mineral resource model below the depleted pit surface. The 2021 drilling defined the boundary of the mineralization with adequate data density to define a mineral resource.

10.5.1 Geological Models

The geological model was interpreted and modelled by AGGL exploration team with incorporation of 2017-2019 grade control drilling and new 2021 exploration drilling. The geological model was constructed using Leapfrog Geo software and includes:

1. Lithology model (LITHO)

2. Oxidation model (OX)

3. Mineralization model (DOMAIN)

10.5.2 Estimation/Interpolation Methods

A block model was developed within Vulcan software. The model covers the full extent of updated geology and mineralization models and provides adequate extent to allow potential pit expansion. The block size, at 5 x 5 x 3 metres, is considered the SMU, smallest unit that a mining decision is based on. Grade estimation for Dynamite Hill used a combination of localized selective mining unit (LSMU) and Inverse Distance methods. The main domain (10) used LSMU, and all other domains used Inverse Distance to power 3 (ID3). Only exploration drillhole composites were used. The grade estimation for Domain 10 is a localized, recoverable resource model with grades estimated at a SMU scale of 5 x 5 x 6 metres. The local metal distribution for the recoverable resource was estimated using conditional simulation. Bulk density was assigned to the block model based on a combination of lithology and oxidation.

10.5.3 Classification of Mineral Resources

Drill spacing is the primary factor to define resource classification and only Indicated and Inferred resources are defined at Dynamite Hill. The spacing criteria to separate the resource classes are based on the variogram ranges, experiences of mining at Dynamite Hill and other deposits in similar geological settings.

10.5.4 Reasonable Prospect of Eventual Economic Extraction

The Dynamite Hill mineralization is assumed amenable to open pit mining and milling and recovery through CIL gold processing. The reasonable prospect for eventual economic extraction of the Mineral Resources was tested by constraining the Mineral Resources within a conceptual pit shell optimized in NPV Scheduler™ software at US$1600/oz gold price with all the materials of Indicated and Inferred classes and with a reporting cut-off grade of 0.5 g/t Au.

10.5.5 Mineral Resource Statement

The Dynamite Hill Mineral Resource estimate is reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.

The Qualified Person is Eric Chen, P.Geo. who is Galiano Gold's former Vice President of Technical Services. The effective date is February 28, 2022. The Mineral Resource estimate is reported assuming open pit mining and milling and CIL gold processing methods using a cut-off grade of 0.5 g/t Au, is constrained within a conceptual open pit prepared using NPV Scheduler™ software. The Mineral Resource estimates are summarized in Table 10-6.

Table 10-6 Dynamite Hill Mineral Resource Estimate at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

Category	Cutoff Grade (g/t Au)	Tonnes (kt)	Au (g/t)	Au Metal Contained (koz)
Measured	na	na	na	na
Indicated	0.5	1,900	1.39	85
Measured & Indicated	0.5	1,900	1.39	85
Inferred	0.5	340	1.26	14

1. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.5.6 Factors That May Affect the Mineral Resource Estimate

Other than as discussed in other sections of this report there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the Mineral Resource estimates. Other relevant factors that may materially affect the Mineral Resources, including mining, metallurgical recovery, and infrastructure are reasonably well understood according to the assumptions presented in this Report.

10.6 Miradani North Mineral Resource Estimate

The Miradani North deposit was mined between 1996 and 2016. The pit is 250 metres long by about 120 metres with a depth of about 60 metres. Most of the oxide mineralization is depleted but the fresh rock remains untouched. No historical data or production record is available from this period. Exploration drilling by AGGL started in 2019, followed by two drilling campaigns in 2020 and 2021. The 2021 drilling was successful in defining the geometry of the mineralization with adequate data density to define the mineral resource at Miradani North.

10.6.1 Geological Models

The geological model for Miradani North was interpreted and modelled by AGGL exploration team based on the exploration drilling in 2019 - 2021. The geological model was constructed using Leapfrog Geo software and includes:

1. Lithology model

2. Oxidation model

3. Shear/Fault model

4. Mineralization model

10.6.2 Estimation/Interpolation Methods

A block model was constructed in Vulcan software. The model covers the full extent of geology and mineralization models and provides adequate extent to allow pit optimization process. The block size, at 5 x 5 x 6 metres, is considered the SMU, smallest mining unit for Miradani North. Grade estimation for Miradani North used a combination of localized selective mining unit (LSMU) and Inverse Distance methods. The grade estimation for Domain 100 was a localized, recoverable resource model with grades estimated at a SMU scale of 5 x 5 x 6 metres. The local metal distribution for the recoverable resource was estimated using conditional simulation. The ID3 was used to produce the indexing values for Domain 100 SMU grade localization, and for grade estimation of Domain 900. Domain 100 was estimated in three-passes with the 3rd Pass using dynamic anisotropic search orientation that was estimated from two trend surfaces. Domain 900 was estimated in one pass.

10.6.3 Classification of Mineral Resources

Drill spacing is the primary factor to define resource classification and only Indicated and Inferred resources are defined at Miradani North. The spacing criteria to separate the resource classes are based on the variogram ranges, quantitative assessment of resource uncertainty, and experiences of mining at adjacent deposits in similar geological settings.

10.6.4 Reasonable Prospect of Eventual Economic Extraction

The Miradani mineralization is assumed amenable to open pit mining and milling and recovery through CIL gold processing. The reasonable prospect for eventual economic extraction of the Mineral Resources was tested by constraining the Mineral Resources within a conceptual pit shell optimized in NPV Scheduler™ software at US$1,600/oz gold price with all the materials of Indicated and Inferred classes and with a reporting cut-off grade of 0.5 g/t Au.

10.6.5 Mineral Resource Statement

The Miradani Mineral Resource estimate is reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.

The Qualified Person is Eric Chen, P.Geo. who is Galiano Gold's former Vice President of Technical Services. The effective date is February 28, 2022. The Mineral Resource estimate is reported assuming open pit mining and milling and CIL gold processing methods using a cut-off grade of 0.5 g/t Au, is constrained within a conceptual open pit prepared using NPV Scheduler™ software. The Mineral Resource estimates are summarized in Table 10-7.

Table 10-7 Miradani North Mineral Resource Estimate at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

Category	Cutoff Grade (g/t Au)	Tonnes (kt)	Au (g/t)	Au Metal Contained (koz)
Measured	na	na	na	na
Indicated	0.5	7,116	1.28	293
Measured & Indicated	0.5	7,116	1.28	293
Inferred	0.5	2,615	1.21	102

1. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.6.6 Factors That May Affect the Mineral Resource Estimate

The current mineral resource estimation carries small to moderate uncertainty and risk. The shallow dipping higher grade structures developed within the general mineralized envelope based on the current geological/structural interpretations were confirmed by the spatial continuity analysis of the drillhole sample grades. But some drill holes have been drilled in azimuth and dip angles not optimal to fully define those smaller structures. There is uncertainty in the actual number and extent of those structures which require some additional drilling to confirm before mining takes place.

The depth of the previous mining was based on the best estimate as it is now covered in water, which may result in small uncertainty of the amount of in-situ mineralized material still remaining near the surface.

10.7 Asuadai Mineral Resource Estimate

The Asuadai mineral resource was previously estimated by CJM Consulting (Pty) Ltd in 2014 and reported in Asanko Gold Mines NI 43-101 2014,2015, 2017 Technical Report. The mineral resource model was last updated by Mr. Shaun Hackett of Gold Fields after a relogging program was carried out on the diamond drill core and reported in 2020 NI 43-101 Technical Report. The QP has reviewed this estimate and is satisfied that the work was conducted at an acceptable level for the reporting of Mineral Resources according to CIM (2014) and the NI 43-101. No mining or additional drilling has been carried out at Asuadai since 2014.

10.7.1 Geological Models

The geological model builds on the observations and concepts modelled by HMM Consultancy in 2014. The geological model was constructed using Leapfrog Geo and was built in four parts:

1. Lithology model (GROCK)

2. Structural model (Interpreted structural planes)

3. Mineralization model (MDOM)

4. Material Type model (MROCK)

10.7.2 Estimation/Interpolation Methods

The Asuadai block model was developed within Datamine StudioRM. Three block sizes were considered in the block model development, the SMU which is the smallest unit that a mining decision is based on (5 x 5 x 3 metre), a less selective waste block (10 x 10 x 6 metre) and a large-scale panel (50 x 50 x 24 metre), each block size being a multiple of the smaller block size. The results of 109 density determination from drill core were supplied with the drilling data. The grade model estimated for Asuadai is a localized, recoverable resource model with grades estimated at a SMU scale of 5 x 5 x 3 metre and is referred to as a localized SMU model (LSMU). The local metal distribution for the recoverable resource was estimated using conditional simulation.

10.7.3 Classification of Mineral Resources

Drill spacing is the primary factor to define resource classification and only Indicated and Inferred resources are defined at Asuadai. The 2014 Indicated classification used a nominal drill spacing of 20 x 20 metres, with the remainder being classified as Inferred. This spacing is inconsistent with other AGGL deposits where a 40 x 40 metre drill spacing had been used to classify material as Indicated.

10.7.4 Reasonable Prospect of Eventual Economic Extraction

The Asuadai mineralization is assumed amenable to open pit mining, and milling and recovery through CIL gold processing, and was evaluated for reasonable prospects for eventual economic extraction by constraining the Mineral Resources within a conceptual pit shell optimized in NPV Scheduler™.

10.7.5 Mineral Resource Statement

The Asuadai Mineral Resource estimate is reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.

The Qualified Person is Eric Chen, P.Geo. who is Galiano Gold's former Vice President of Technical Services. The effective date is February 28, 2022. The Mineral Resource estimate is reported assuming open pit mining and milling and CIL gold processing methods using a cut-off grade of 0.5 g/t Au, is constrained within a conceptual open pit prepared using NPV Scheduler™ software. The Mineral Resource estimates are summarized in Table 10-8.

Table 10-8 Asuadai Mineral Resource Estimate at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

Category	Cutoff Grade (g/t Au)	Tonnes (kt)	Au (g/t)	Au Metal Contained (koz)
Measured	na	na	na	na
Indicated	0.5	1,620	1.29	67
Measured & Indicated	0.5	1,620	1.29	67
Inferred	0.5	18	1.17	1

1. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.7.6 Factors That May Affect the Mineral Resource Estimate

Other than as discussed in other sections of this report there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the Mineral Resource estimates. Other relevant factors that may materially affect the Mineral Resources, including mining, metallurgical recovery, and infrastructure are reasonably well understood according to the assumptions presented in this Report.

10.8 Adubiaso Mineral Resource Estimate

10.8.1 Geological Models

The geology model has been built in four parts:

1. Lithology model (GROCK)

2. Structural model (Interpreted structural planes)

3. Mineralization model (MDOM)

4. Material type model (MROCK)

10.8.2 Estimation/Interpolation Methods

The Adubiaso block model was developed within Datamine Studio. Three block sizes were considered in the block model development, the selective mining unit (SMU) which is the smallest unit that a mining decision is based on (5 x 5 x 3 metre), a less selective waste block (10 x 10 x 6 metre) and a large-scale panel (50 x 50 x 24 metre) each block size being a multiple of the smaller block size. The grade model estimated for Adubiaso is a localized, recoverable resource model with grades estimated at a SMU scale of 5 x 5 x 3 metre and is referred to as a localized SMU model (LSMU). The local metal distribution for the recoverable resource was estimated using conditional simulation.

10.8.3 Classification of Mineral Resources

Drill spacing is the primary factor to define resource classification and only Indicated and Inferred resources are defined at Adubiaso. The 2014 Indicated classification used a nominal drill spacing of 20 x 20 metres, with the remainder being classified as Inferred. This spacing is inconsistent with other AGGL deposits where a 40 x 40 metre drill spacing had been used to classify material as Indicated. A new classification scheme was proposed and applied.

10.8.4 Reasonable Prospect of Eventual Economic Extraction

The Adubiaso mineralization is assumed amenable to open pit mining, and milling and recovery through CIL gold processing, and was evaluated for reasonable prospects for eventual economic extraction by constraining the Mineral Resources within a conceptual pit shell optimized in NPV Scheduler™.

10.8.5 Mineral Resource Statement

The Adubiaso Mineral Resource estimate is reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.

The Qualified Person is Eric Chen, P.Geo. who is Galiano Gold's former Vice President of Technical Services. The effective date is February 28, 2022. The Mineral Resource estimate is reported assuming open pit mining and milling and CIL gold processing methods using a cut-off grade of 0.5 g/t Au, is constrained within a conceptual open pit prepared using NPV Scheduler™ software. The Mineral Resource estimates are summarized in Table 10-9.

Table 10-9 Adubiaso Mineral Resource Estimate at a 0.5 g/t Au cut-off and $1,600/oz Au, as of February 28, 2022

Category	Cutoff Grade (g/t Au)	Tonnes (kt)	Au (g/t)	Au Metal Contained (koz)
Measured	na	na	na	na
Indicated	0.5	1,554	1.80	90
Measured & Indicated	0.5	1,554	1.80	90
Inferred	0.5	213	1.38	9

1. Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

10.8.6 Factors That May Affect the Mineral Resource Estimate

Other than as discussed in other sections of this report there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the Mineral Resource estimates. Other relevant factors that may materially affect the Mineral Resources, including mining, metallurgical recovery, and infrastructure are reasonably well understood according to the assumptions presented in this Report.

11 RECOVERY METHODS

11.1 Process Description

The existing Asanko Gold Mine process plant located at Obotan is capable of processing approximately 5.8 Mtpa of total mill feed. Esaase material is being processed at present with supplementary feed from Akwasiso.

11.2 Crushing

11.2.1 Esaase Source

ROM Esaase material P100 of 800 mm is loaded onto haul trucks which transports the material approximately 28 km to Obotan, where it is crushed in the crushing plant and thereafter joins the Obotan crushed material ahead of feeding to the milling circuit.

11.2.2 Obotan Source

The primary crushing circuit consists of a single tip with a dedicated ROM bin and a single jaw crusher in open circuit. Primary crusher product reports to the crushed ore stockpile (COS). The ROM is drawn from the ROM bin at a controlled rate by a single, variable speed apron feeder, and fed directly to the jaw crusher. The speed of the apron feeder is controlled to maintain crusher throughput. Fine material spillage from the apron feeder reports to the primary crushing conveyor, where it is combined with the primary crusher product (P100 300 mm, P80 125 mm). The primary crushing conveyor is fitted with a belt magnet to remove any tramp iron material. The primary crushing conveyor discharges the crushed material onto the COS.

11.3 Milling

The milling circuit is configured as a SAG milling, ball milling, crushing circuit (SABC circuit) comprising a primary SAG mill, a secondary ball mill and a pebble crushing circuit. The SAG mill operates in reverse open circuit, discharging directly into the ball mill discharge sump, and in closed circuit with the pebble crusher. The ball mill discharges into a sump from where the slurry is pumped to the cyclone classification circuit. A portion of the cyclone underflow (84% target) is diverted to the three gravity concentration units, each with its own scalping screen, removing the oversize fraction and diverting this back to the ball mill discharge sump. The remaining cyclone underflow portion reports back to the ball mill discharge sump for further grinding. Gravity recovered gold concentrate reports to an intensive leaching reactor circuit (ILR) while the gravity tailings fraction reports back to the ball mill discharge sump.

Cyclone overflow gravitates to the pre-leach thickening circuit, comprising a single high-rate thickener, where it is thickened to approximately 50% solids ahead of leaching and gold adsorption in the CIL circuit. Supernatant solution overflowing the thickener is recycled back to the process plant. Quicklime is stored in a 100 t silo and is metered onto the mill feed conveyor using a variable speed screw feeder. Quicklime is delivered to site by tanker and pneumatically transferred to the lime silo using an off-loading blower. A ball loading system is used for loading of grinding media into the SAG mill (via the mill feed conveyor).

11.4 Gravity Gold Recovery

Gravity concentrate originating from the three milling gravity recovery concentrators is treated in two ILRs. These reactors contain elevated levels of cyanide, caustic soda, and oxygen to enable maximum leaching of the precious metals in the concentrate. Leach residence time is approximately 18 hours. At the end of the leach cycle the pregnant solution is treated for Au recovery in two dedicated electrowinning cells to facilitate separate metallurgical accounting. ILR residue is pumped to the mill discharge sump. Overall gravity recovery is approximately 50%.

11.5 Pre-leach Thickening

The secondary ball mill classification cyclone overflow stream gravitates to a horizontal vibrating trash removal screen, to remove any coarse particles, wood fragments, organic material and plastics that would otherwise become locked up with the circuit carbon and block the CIL inter-tank screens. The trash screen oversize reports directly to a trash bin, whilst the underflow reports to the pre-leach thickener, via a two-stage sampling system.

The pre-leach thickener is a high-rate thickener producing an underflow product of between 50% to 60% solids (w/w). The thickened underflow slurry is pumped to the existing CIL circuit by means of an underflow pumping installation.

The thickener overflow product gravitates to the process water circuit. Flocculant and lime are added to the circuit.

11.6 Carbon in Leach (CIL)

The CIL circuit comprises 8 agitated tanks, numbered 0 to 7. Oxygen (90% purity) from the three, pressure swing absorption (PSA) plants, is added to all tanks. The first tank has 3 intensive reactor injection units installed in the slurry feed line, and operating in parallel, to elevate the dissolved oxygen level to approximately 20 ppm. The remaining tanks are sparged to target 17 ppm dissolved oxygen. This process enhances the dissolution of oxygen into the leach slurry, minimizing cyanide consumption and improving leach kinetics by increasing the dissolved oxygen concentration. Total slurry circuit residence time is approximately 17.4 hours. Carbon concentration per stage is 11 g/L with an anticipated loaded carbon value of 1,250 g/t. Daily loaded carbon recovery is approximately 10 t.

11.7 Tailings and Detoxification

As per EPA guidelines, the CIL tailings needs to be discharged with a final cyanide concentration of less than 50 g CNWAD/m3 at the TSF spigot.

The current plant operating parameters result in no need for cyanide detoxification of the CIL tailings as the CNWAD values are generally below the 50 ppm compliance standard.

However, provision has been made to use the INCO air/SO2 process for cyanide detoxification. The current detoxification circuit comprises a cyanide destruction feed box, gravity feeding into a single agitated tank, with a blower air sparging facility.

The detoxification process utilizes SO2 and air in the presence of a soluble copper catalyst to oxidize cyanide to the less toxic compound cyanate (OCN). Sodium meta-bisulphite (SMBS) is used as the SO2 source and is dosed into the cyanide destruction feed box as a 20% weight/volume (w/v) solution. The detoxification process requires the presence of soluble copper to act as a catalyst and to ensure that any free cyanide present is bound to copper as a CNWAD component. Provision is made for the preparation and dosing of a copper sulphate solution, for dosing to the cyanide destruction feed box as a 15% w/v solution when required. Oxygen required in the reaction will be supplied by sparging of blower air into the cyanide detoxification tank. The reaction is carried out at a pH of 8.5 which is maintained by controlled lime addition to the cyanide destruction feed box. The detoxified tailings are then pumped to the TSF. Supernatant TSF water is recovered via a barge pump and recycled to the plant as process water.

11.8 Carbon Treatment

Carbon is received from the loaded carbon recovery screen and loaded directly into the acid wash column. The carbon treatment circuit is designed to handle a batch size of 5 t of loaded carbon per elution. Based on the mass balance, an average of 60 elutions are required per month. The circuit comprises cold acid washing, using a 3% HCl concentration, to remove inorganic foulants such as carbonates, a split AARL elution process operated at approximately 125°C, using an eluant solution comprising 3% NaCN and 3% NaOH, regeneration of the eluted carbon in a rotary kiln at 750°C to remove organic foulants such as grease and oils, and ultimate electrowinning of the pregnant solution in four dedicated electrowinning cells situated in the gold room.

11.9 Electrowinning

Currently the pregnant leach solution (PLS) from the ILR is collected in the ILR pregnant solution storage tank. This pregnant solution is circulated through two dedicated electrowinning cells via a common steady head tank.

Pregnant solution from the carbon elution circuit is collected in either one of the two eluate storage tanks. This solution is circulated through a dedicated electrowinning circuit consisting of four cells operating in parallel via a common steady head tank.

Gold is deposited on the electrowinning cell cathodes as a sludge while the solution is circulated until the desired barren gold concentration is achieved, or the cycle time has elapsed. After completion of an electrowinning cycle, barren solution is sampled before being pumped to the CIL feed circuit for disposal. Loaded cathodes are removed periodically from the cells, the gold sludge is washed off using a high-pressure washer after which the washed solution is decanted.

11.10 Gold Room

Electrowon gold is recovered from the electrowinning cells using high pressure water jet sprays. The precious metal slurry is then dried in a drying oven at approximately 110°C to remove associated moisture. Once dried the precious metal powder is smelted in the melting furnace at approximately 1,700°C with fluxes, such as borax, sodium carbonate and silica to remove base metallic impurities such as copper, iron etc. The molten bullion mixture is then poured in moulds, allowed to solidify cleaned and stamped with the mine name and sequential bar number. Gold content varies from 85% to 90%, with approximately 10% silver and approximately 2% to 5% base metal content. The bars are dispatched periodically to a refiner for production of 99.99% gold bars.

12 PROJECT INFRASTRUCTURE

12.1 Overview

12.1.1 Obotan - Existing Site Infrastructure

Current site infrastructure at Obotan includes:

  An established mining operation with various structures, including offices, stores, workshops and fuel storage facilities

  A CIL process plant with various structures, including offices, stores, workshops and reagent storage / mixing facilities

  An administration block, training facilities, exploration offices, core storage area, clinic and analytical laboratory

  Senior and junior accommodation facilities located to the west of the Obotan Mine

  Tailings Storage Facility

  Waste rock dumps at Nkran, Akwasiso, and Dynamite Hill

  Multiple operating boreholes for water supply

  Water treatment plant (construction in progress)

  A 161 kV incoming power line from the Asawinso substation

  Mobile communications facilities. A Vodafone tower is located at the Obotan camp and MTN connectivity is also available.

12.1.2 Esaase - Existing Site Infrastructure

Current infrastructure at Esaase includes:

  An exploration camp and office

  A geological core shed

  Basic camp requirements such as a clinic, offices, kitchen, accommodation, potable water services, power supply, IT connectivity, radio communications and sewage system

  Mine service facilities, including mobile equipment workshops, wash bays, fuelling stations, and administrative buildings

  Water treatment plant

  Waste rock dumps

  Community services including hospital and community boreholes

  33 kV overhead power line supplied by the Electricity Company of Ghana (ECG).

12.2 Waste Rock Dumps

Waste rock dumps (WRD) associated with mining operations are constructed to meet the requirements of the Ghanaian Mining Regulations and AKOBEN guidelines.

12.3 Tailings Storage Facility

The Tailings Storage Facility is located near the process plant and consists of multi-zoned downstream raised perimeter embankments.

12.4 Storm Water Management

The surface water management system consists of a clean water diversion system to control the run-off from the higher lying natural environment and storm water system to capture the contaminated storm water from operational areas.

13 ENVIRONMENTAL STUDIES, PERMITTING & SOCIAL / COMMUNITY IMPACT

The key environmental and social legislation in Ghana are the Environmental Protection Agency Act 1994 (Act 490) and the Environmental Assessment Regulations 1999 (LI 1652). The Environmental Protection Agency (EPA) is the regulatory body that administers these laws. In accordance with the traditional regulatory approach, a number of legally binding conditions for mitigating biophysical and social impacts of the project must be carried out once an Environmental Permit is obtained.

Following the required engagements, regulatory site visits, and submission of the relevant documentation, the Asanko Gold Mine has successfully obtained and renewed its Mine Operating Permits since commencement of operation in 2016 and is currently operating under the 2021 MOPs issued on January 12th 2021. The latest Environmental Certificate for the Asanko Gold Mine (gold mining and mineral processing) was issued on July 30th 2021, and is valid for three years following which it will be due for renewal.

A mining area application was submitted to the Minerals Commission in 2012 for the Esaase concession, which defined the location of the proposed mine on the concession as well as locations of the pits, waste rock dumps and other related mining infrastructure and facilities. The mining area application was approved by the Minerals Commission and a Temporary Mine Operating Permit (MOP) issued that same year. In 2014, further work was conducted to optimize the Project. The Minerals Commission was regularly updated on the Project and a formal application was submitted to the Minerals Commission in December 2016 which led to issuance of the permanent MOP for the Esaase concession in January 2017.

An updated Environmental and Social Impact Assessment (ESIA) was prepared by the AGM and submitted to the EPA during 2017 to incorporate a 27-kilometre haul road, to facilitate truck ore haulage from Esaase to Obotan. This ESIA was approved by the EPA and an Environmental Permit issued for the expanded Obotan Gold Mining and Processing Project (permit received in August 2019). The 27-kilometre overland conveyor was removed from the May 2020 version of the EPA Permit at the request of the AGM.

The AGM has a catchment area with thirty five villages and approximately 135,000 inhabitants, based on the 2010 Ghana population census. Of these thirty five communities, three (Nkran, Tetrem and Esaase) are directly impacted thereby necessitating either a partial or total resettlement. As a result, the AGM has consistently, and directly, engaged with the affected catchment communities since commencement of the Obotan project.

A stakeholder engagement and Action Plan was developed, with broad stakeholder groups and committees established in the communities, to keep members of the communities fully updated on the project and to deepen their relationship with AGGL, thereby building a strong linkage with the local population. This approach ensured effective information flow between the Company and the catchment communities and provided the platform for building strong and collaborative working relationships with project stakeholders.

14 CONCLUSIONS AND RECOMMENDATIONS FROM THE 2022 TECHNICAL REPORT

The AGM is a large scale, multi-deposit gold asset that is managed and operated by Galiano Gold. Since declaring commercial production, the AGM has produced on average 230,000 oz of gold per year, with record production of approximately 251,000 oz in 2019. AGGL holds the largest land package of the highly prospective and underexplored Asankrangwa Gold Belt. As at the effective date of the 2022 Technical Report, the AGM comprises of eight deposits which contain 2.9 Moz Au of measured and indicated Mineral Resources, and 0.3 Moz Au of inferred Mineral Resources.

As at the effective date of the 2022 Technical Report, the Company is not in a position to declare Mineral Reserves on the AGM property as a result of current metallurgical uncertainty of the material mined from Esaase. AGM is in the process of investigating options for mitigating the issues, which will subsequently lead to a revised optimized mine plan. At that time, the Company is expected to prepare an updated technical report supporting the new life of mine plan, based on Mineral Reserves.

This will be facilitated by the fact that the AGM is an established operation with a processing plant, site infrastructure, permits, and organizational capability already in place to readily support a future LOM. Additional work programs are taking place concurrently to optimize capital and operating costs, ensure best practices in relation to the size and scope of the operations, infill drilling to improve the confidence in the Mineral Resource estimates, and drill mid- and long-term exploration prospects to accelerate addition of new Mineral Resources and provide more flexibility in mine planning.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this AIF. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-IFRS performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate all-in sustaining costs per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining costs adjust “Total cash costs” for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM’s ‘new projects’ and certain expenditures at the AGM’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM’s results as disclosed in the consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020.

A reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM (the nearest IFRS measure) is incorporated by reference into this AIF from section 8.2 of the MD&A for the year ended December 31, 2021 (the "2021 MD&A"). The 2021 MD&A is available under the Company's SEDAR profile at www.sedar.com.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Galiano that could cause its operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company or the JV. These include widespread risks associated with any form of business and specific risks associated with the business of the Company and the JV and their involvement in the gold exploration and development industry.

An investment in the securities of Galiano is considered speculative and involves a high degree of risk due to, among other things, the nature of Galiano's business and the present stage of development of the AGM. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF. The operations of the JV are speculative due to the high-risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to the operations and business plans of the JV and the Company. In addition to information set out elsewhere in this AIF, for the financial year ended December 31, 2021, or with reference to information which is incorporated by reference into this AIF, investors should carefully consider the following risk factors. Such risk factors could materially affect the future operating results of the JV and the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the JV and the Company.

A summary of the principal risks that the JV and the Company faces are as follows:

  the AGM does not currently have any estimated mineral reserves nor a LOM plan, and it is not a certainty that estimated mineral reserves or a LOM plan will be declared in the future, or that such estimated mineral reserves will be able to be economically exploited by the JV;

  the Company may not be able to ascertain the cause of the decreased gold recoveries at the AGM or rectify this recovery rate economically or at all, which may result in the Company being required to suspend its activities at the AGM;

  the Company may not be able to restart mining activities at the AGM on the timeline currently anticipated, or at all;

  the value of the JV's Mineral Resources and the outlook for profitable mining from its operations is dependent on continued strong gold prices, and achieving planned production rates and LOM costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

  the estimation of Mineral Resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The JV's estimates of Mineral Resources may be subject to revision based on various factors, some of which are beyond its control;

  mining risks which affect all companies in the industry to different degrees include the impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

  other general and specific risks detailed from time-to-time in the Company's quarterly filings, AIFs, annual reports and annual filings with Canadian securities regulators and those which are discussed below.

Certain of the risk factors below are drafted solely in reference to the JV, as this is the corporate vehicle through which Galiano holds and participates in the AGM. In the event, however, that Galiano, in the future, obtains an interest in another mineral property, some of risks set out below may be considered applicable to Galiano as well, to the extent relevant in the circumstances.

Operational risks

Mineral Resources

Mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

In addition, the mineral resource estimates for the AGM are updated from time to time as the geological and technical information on the mineralization increases. These mineral resource updates may result in reclassification of resources from one category of resources to another and these reclassifications may have a follow-on impact on reserves (if Mineral Reserves are reinstated). To the extent that these reclassifications of resources are from a higher category to a lower category, there may be a resulting negative impact on related mineral reserves (if Mineral Reserves are reinstated). Any reduction of reserves resulting from reclassification of resources may ultimately impact on project economics, including net present values and internal rates of return, and may result in the Company recognizing an impairment of the value of the AGM. For future projects, these reductions may impact adversely on production decisions. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the JV's mineral resources constitute or will be converted into reserves. Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the JV's proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Any of these factors may require the JV to reduce its mineral resources, which could have a negative impact on the financial results of the JV and the Company.

Failure to obtain or maintain necessary permits or government approvals, revocation of those permits and approvals, regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the JV to reduce its reserves. There is also no assurance that the JV will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be affected by numerous factors, including mining conditions, labour availability and relations, weather and supply shortages.

Mineral Reserves

On March 29, 2022, the AGM reported an updated MRE, did not declare Mineral Reserves on the AGM property as a result of current metallurgical uncertainty of the material mined from Esaase. As a result, the AGM does not currently contain any proven or probable mineral reserves. There is no assurance that the Company will declare a mineral reserve at the AGM in the future, and it is possible that, as a result of the Company's ongoing work and other conditions (including broader economic conditions, such as gold price, over which the Company has no control), that the Company may not be able to declare a mineral reserve at the AGM without undertaking significant capital expenditures at the AGM and/or temporarily suspending its operations at the AGM. Even if the presence of mineral reserve at the AGM are established, the economic viability of the AGM may not justify further exploitation.

Metallurgical Recoveries

On February 25, 2022, the Company reported detecting an increase in gold grades in tailings product leaving the processing facility at the AGM. The assays indicated total gold grades of approximately 0.40g/t in tailings product, which is higher than the historic and expected total gold grade in tailings of approximately 0.10g/t. Consequently, gold recovery has been negatively impacted. The 2020 DFS describes areas of the Esaase pit that were expected to yield lower recovery, and it is possible that material mined from these areas may be causing the lower recovery. However, given the volume and consistency of the material yielding lower recovery, the Company is working to better understand the cause(s), magnitude and impact of the observed lower recovery.

There is no assurance that the Company will ascertain the cause of lower recoveries at the AGM or be able to return recoveries at the AGM to an economic level without undertaking significant capital expenditures at the AGM and/or temporarily suspending its operations at the AGM.

Operating Plan for 2022

On March 29, 2022, the Company announced that it would be temporarily deferring mining operations and transitioning to processing existing stockpiles, while technical work to support a Mineral Reserve at the AGM is ongoing. Mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022), following which the process plant is expected to continue to operate at full capacity (5.8 Mtpa) processing a portion of the existing 9.5 Mt of stockpiles.

The Company will incur costs associated with temporarily deferring its mining operations during 2022, and may be unsuccessful in processing remaining stockpiles economically, or at all, which may have a material adverse impact on the AGM's production and revenues and the Company's financial condition. Additionally, the Company's ability to restart mining operations at the AGM efficiently or economically, or at all, and the timing therefor, is uncertain and cannot be predicted with confidence. The Company may experience delays and disruptions in ceasing or restarting mining operations at the AGM, which may in turn delay the AGM's return to steady-state operations. In the event that the Company is unable to resume mining operations prior to it processing the stockpiles at the AGM, the Company may be required to shut-down or significantly curtail its operations at the AGM, which may have a material adverse impact on the AGM's production and revenues, and the Company's financial condition. There is no assurance that the Company will be able to restart its mining operations at the AGM.

In connection with the Company's operating plan for 2022, the Company may undertake measures to preserve cash resources, including suspension of discretionary spending and other legal means to reduce and minimize contractual spending. Any extended suspension of operations or disruption in production at the AGM resulting from the Company's proposed operating plan for 2022 could jeopardize the Company's financial position and impact its ability to meet its ongoing obligations.

Life of mine plans

Galiano does not currently have a LOM estimate for the AGM as the AGM was not in a position to declare mineral reserves as a result of current metallurgical uncertainty of the material mined from Esaase. An update to Mineral Reserves is expected to follow post the conclusion of drilling and metallurgical test work currently underway at the AGM, to enable the production of a new LOM estimate. There is no assurance that the Company will be able to declare a mineral reserve at the AGM in the future, and as such, the Company may not, in the future, produce a new LOM estimate for the AGM.

As the AGM did not declare a mineral reserve, management considered this an impairment indicator, and the AGM recognized an impairment charge of $153.2 million as at December 31, 2021, of which the Company recognized its interest of $68.9 million (or 45% of $153.2 million) as part of the Company's share of the net loss related to the joint venture.

The Company's management considered that the above noted impairment considerations identified at the JV level were also applicable to the carrying value of the Company's equity investment in the AGM JV. As a result, the Company recognized a reduction in the fair value of its preference shares of $7.5 million and an impairment charge against the carrying value of the Company's equity investment in the JV of $7.6 million during Q4 2021.

LOM estimates are based on a number of factors and assumptions and may prove to be incorrect. In addition, LOM plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the JV increases production, experiences increased production costs or reduced recoveries or if the price of gold declines significantly. In the event the Company produces a LOM plan for the AGM, it will be updated from time-to-time to reflect current geological, technical and economic information and the JV's plans for the operation of the AGM may change materially from planned operations as set out in any such LOM plan.

The publishing of a LOM plan, or any change thereto, could negatively impact the operations and financial condition of the JV and the AGM, or the share price of the Company, including pursuant to the recognition by the Company of further impairment charges with respect to the JV and the Company's interest therein.

Production costs

This AIF and the Company's other public disclosures contain estimates of future production, operating costs, capital costs, estimates of future AISC/oz and other economic and financial measures with respect to existing mines and certain development stage projects. These estimates may change and/or the JV or the Company may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within the JV's or the Company's control. These factors include, but are not limited to:

  actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;

  short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;

  mine failures, slope failures or equipment failures;

  industrial accidents;

  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;

  encountering unusual or unexpected geological conditions;

  changes in power costs and potential power shortages;

  exchange rate and commodity price fluctuations;

  shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;

  labour shortages or strikes;

  litigation;

  terrorism;

  civil unrest and protests;

  restrictions or regulations imposed by governmental or regulatory authorities;

  permitting or licensing issues; or

  shipping interruptions or delays.

Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on the future cash flows, profitability, results of operations and financial condition of the JV and Company.

Limited history of mining operations

The AGM has limited history of mining operations. As a result, the JV (and consequently Galiano) is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geological formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur.

Consumables

The profitability of the JV (and consequently of Galiano) is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the JV's operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the JV's control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the JV. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials may affect the timing and cost of the JV's development project. If the costs of certain commodities consumed or otherwise used in connection with the JV's operations were to increase significantly, and remain at such levels for a sustained period of time, this would have a material adverse impact on the JV and the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the JV's capital expenditures, production schedules, profitability and operating cash flow.

Extraction

A number of factors can affect the JV's ability to extract ore efficiently in the quantities that it has budgeted, including, but not limited to:

  ground conditions;
  geotechnical conditions;

  geological conditions;
  chemical effects;
  efficiency; and
  scheduling.

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may affect the JV's production schedule. There is no assurance that, in planning and budgeting at the AGM, the Company or the JV have foreseen and/or accounted for every possible factor that might cause a project to be subject to suboptimal operation, and such suboptimal operation could have an effect on business, results of operations and financial condition of the JV and the Company and on the share price of the Company.

On February 25, 2022, the Company reported detecting an increase in gold grades in tailings product leaving the processing facility at the AGM. The assays indicated total gold grades of approximately 0.40g/t in tailings product, which is higher than the historic and expected total gold grade in tailings of approximately 0.10g/t. Consequently, gold recovery has been negatively impacted. The 2020 DFS describes areas of the Esaase pit that were expected to yield lower recovery, and it is possible that material mined from these areas may be causing the lower recovery. However, given the volume and consistency of the material yielding lower recovery, the Company is working to better understand the cause(s), magnitude and impact of the observed lower recovery.

The AGM may continue to experience lower recoveries, and the JV may not be able to ascertain the cause of such lower recoveries or rectify them in an economic manner, or at all. In addition, the AGM may encounter additional factors that affect the JV's ability to extract or efficiently, which may have further impacts on the business, results of operations and financial condition of the JV and the Company and on the share price of the Company.

Processing

A number of factors could affect the JV's ability to process ore in the tonnages budgeted, the quantities of the metals and deleterious materials that are recovered and the ability to efficiently handle material in the volumes budgeted, including, but not limited to:

  the presence of oversized material at the crushing stage;
  material showing breakage characteristics different to those planned;
  material with grades outside of planned grade range;
  the presence of deleterious materials in ratios different than expected;
  material drier or wetter than expected, due to natural or environmental effects; and
  viscosity/density different than expected.

The occurrence of any of the above could affect the ability of the JV to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result, among other things, in lower throughput, lower recovery and/or more downtime which may have an adverse effect on future cash flow, results of operations and financial condition of the JV and the Company.

Equipment malfunctions

The JV's various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the operations, profitability and financial results of the JV and Company.

Infectious Diseases

The outbreak of COVID-19 has had a negative impact on global financial conditions. In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals.

At this time, the Company cannot accurately predict what effects COVID-19 or the outbreak of other infectious diseases will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by COVID-19, or the occurrence of other similar health crises, and the adverse economic and financial impacts arising therefrom, could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares.

Legislative changes

The JV and Company, respectively, is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices, closure and rehabilitation requirements and taxation. Compliance with these laws may require significant expenditures. If the JV or Company is unable to comply fully, they may be subject to enforcement actions or other liabilities, or its image may be harmed, all of which could materially affect operating costs, delay or curtail operations or cause the JV or Company to be unable to obtain or maintain required permits. There can be no assurance that the JV or Company has been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect the business, operations or results of the Company or the JV.

New laws, regulations and administrative interpretations, amendments to existing laws and regulations or administrative interpretations, or more stringent enforcement of existing laws, regulations and administrative interpretations, whether in response to changes in the political or social environment the Company and JV operates in or otherwise, could have a material and adverse effect on the future cash flows, results of operations and financial condition of the Company and JV.

Key employees

The ability of the JV and the Company to effectively manage its corporate, exploration and operations teams, as applicable, depends in large part on the ability of the JV and Company to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company and JV also depends on the technical expertise of its professional employees. The JV and Company face competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the JV or Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated. The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the business, financial condition and/or operational results of the JV and Company.

Labour disruptions

The JV is dependent on its workforce and the workforce of its contractors to extract and process minerals. Relations between the JV and its employees, as well as between contractors and their employees, may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the JV carries on business. Labour disruptions at the JV's properties could have a material adverse impact on its business, results of operations and financial condition and that of the Company. A number of the JV's employees are represented by labour unions under various collective labour agreements, which are subject to renegotiation and renewal at or near the termination of these contracts. In addition, existing labour agreements may not prevent a strike or work stoppage at the JV's facilities in the future. Any work stoppage or strike by union or other employees could have a material adverse effect on the JV and Company's earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries, and may be impacted by global events, including:

  political risks;
  war, terrorism and civil disturbance risks, such as the ongoing conflict in Ukraine;
  risks related to changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency;
  risks in respect of the cancellation or renegotiation of contracts;
  the risk of the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims;
  the risk of expropriation and nationalization; and
  the risk of delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

The recent conflict in the Ukraine and the global response to this conflict as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in a material adverse effect on the Company.

Other risks include the potential for fraud and corruption by suppliers, personnel or government officials which may implicate the JV or the Company, compliance with applicable anti-corruption laws, including the U.S. FCPA and the Canadian CFPOA by virtue of the JV and the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the JV or the Company's possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing; limitations on the repatriation of earnings or on the ability of the JV and the Company to assist in minimizing its expatriate workforce's exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the JV and the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the financial position and/or results of operations of the JV and Company. In addition, the enforcement by the JV and Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

It is possible that a current or future government of any country in which the Company or the JV has mining projects or operations may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the future cash flows, earnings, results of operations and/or financial condition of the JV and Company.

Contractors

The JV uses contractors at the AGM for some of its mining activities. As a result, operations at the AGM are subject to a number of risks, some of which will be outside of the JV's control, including:

  negotiating agreements with contractors on acceptable terms;

  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

  reduced control over such aspects of operations that are the responsibility of the contractor;

  failure of a contractor to perform under its agreement with the JV;

  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and

  problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the JV may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition of the JV and Company.

Mining dangers

Mining operations generally involve a high degree of risk. The JV's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geological formations; seismic activity; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Environmental and Health and Safety Issues

Routine safety inspections are conducted across the AGM site with any non-conformances reported through the safety, health & environment management system. Weekly inspections are conducted at the mining contractor workshops, fuel depot, process plant, and other external areas as required. With regards to the TSF, the JV employs a series of monitoring boreholes around the perimeter of the TSF, which are regularly monitored for ground water contamination. The TSF is inspected on a daily basis for signs of stress or damage and to ensure structural integrity. It is also audited every quarter, including for structural integrity, by independent third-party consultants and their report is submitted to the Ghanaian EPA.

Although the JV monitors its mining and disposal sites for potential environmental hazards, there is no assurance that it has detected, or can detect all possible risks to the environment arising from the business and operations. The JV expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

  the JV has been or will be at all times in compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

  the JV's compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time, will not be challenged; or

  the costs of compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time,  will be economical and will not materially or adversely affect the JV's future cash flow, results of operations and financial condition.

The JV may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the JV could suffer delays or impediments to or suspension of development and construction of projects and operations and, even if the JV is ultimately successful, the JV may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at the JV's mines or projects that the JV may be unaware of. The JV may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at its mine sites or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by the activities of the JV or by previous owners or operators of the property.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of the JV's properties and other penalties and liabilities related to associated losses, including, but not limited to:

  restrictions on or suspension of the activities of the JV;
  loss of rights, permits and property, including loss of the JV's ability to operate in that country or generally;
  completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
  premature reclamation of operating sites; and
  seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition of the JV and the Company and the share price of the Company.

In Ghana, the JV is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the JV's obligation to reclaim property after minerals have been mined from the site. Further, the JV is required to provide security to the Ghanaian EPA for the performance by the JV of its reclamation obligations in respect of the Abirem, Abore and Adubea mining leases. Although the JV has currently made provision for certain of its reclamation obligations, there is no assurance that these provisions will be adequate in the future.

Climate Change

The Company acknowledges climate change and that increased environmental regulation resulting therefrom may adversely affect the operations of the JV and Company. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

There is no assurance that the response of the JV and the Company to the risks posed by Climate change and the corresponding legislation and regulation will be effective and the physical risks of climate change will not have an adverse effect on the JV's operations and profitability.

Health and Safety Risks

The JV and its workforce are exposed to pandemics such as malaria , dengue, the coronavirus, chikungunya and other diseases. Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and is a major healthcare challenge for the JV.

As a result of such pandemics and workplace accidents due to the inherent dangers of mining operations, there can be no assurance that the JV will not lose members of its workforce or see its workforce productivity reduced or incur medical costs, which could have a material and adverse effect on the future cash flows, earning, results of operations and financial condition of the JV and the Company.

Permitting

The operation, exploration and development projects of the JV require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the execution of the AGM's development plans or impede the operation of a mine, which could adversely impact the JV's and the Company's operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocations of permits and licenses, and other penalties. There can be no assurance that the JV has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the JV has all required licenses and permits in connection with its operations. The JV may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to otherwise maintain continued operations.

The JV's ability to obtain and maintain required permits and approvals and to successfully operate, in particular, may be adversely impacted by real or perceived detrimental events associated with the JV's activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the JV's operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the JV, which fundamentally constitute the JV's property holdings, can be uncertain and may be contested and the JV's properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the JV's title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Although the JV has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the JV's title to its properties could result in the JV being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the JV and the Company. The JV may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the JV's operations may be acquired by the JV and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the JV's operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geo-mechanical factors.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The JV employs internal geotechnical experts, external consultants and third-party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may occur at the AGM which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

Community risk

Maintaining a positive relationship with the communities in which the JV operates is critical to continuing the successful operation of the AGM as well as construction and development of existing and new projects. Community support for mining operations is a key component of a successful mining venture.

As a mining business, the JV and the Company may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which the JV and the Company operate) benefit and will continue to benefit from the JV's and the Company's commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The JV and the Company may face opposition with respect to current and future development and exploration projects which could materially adversely affect the business, results of operations, financial condition of the JV and the Company and the Company's share price.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. The material properties of the JV may be subject to the rights or asserted rights of various community stakeholders, including indigenous people, through legal challenges relating to ownership rights or rights to artisanal mining. The JV is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to the operations and relationships with governments and local communities.

Infrastructure and Water Access

The JV's operations are carried out in geographical areas which lack developed infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and/or results of operations of the JV and the Company.

The JV's failure to obtain needed water permits, the loss of some or all of the JV's water rights for any of its mines or shortages of water due to drought or loss of water permits could require the JV to curtail or close mining production and could prevent the JV from pursuing expansion opportunities.

Exploration and development risks

Exploration

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that the JV will be successful in its exploration efforts.

The JV's ability to declare mineral reserves is dependent on a number of factors, including the geological and technical expertise of the JV's management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once the JV has found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult.

There is no assurance that the further work on the Esaase geology and metallurgy will re-instate mineral reserves. Failure to re-instate the mineral reserves could have an adverse effect on the JV and the Company.

Mine development

The execution of the AGM's development plans will require the development and operation of various mining pits, the resettlement of villages, upgrades to the existing haul road, and TSF lifts. As a result, the JV and the Company is and shall continue to be subject to many of the risks associated with establishing new mining operations including:

  the availability of funds to finance construction and development activities;

  the receipt of required governmental approvals and permits;

  the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies;

  adequate access to the site and unanticipated transportation costs or disruptions; and

  potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the AGM is dependent in connection with its development plans, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the JV's development plans could delay or prevent the development of the mine as planned.

Risks Relating to the Value of Securities

The Company's Common Shares may experience price and volume volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell their securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where these companies carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company's profitability and reputation.

The Company has never paid dividends and may not do so in the foreseeable future

The Company has not declared or paid any regular dividends on its Common Shares. The Company's current business plan requires that for the foreseeable future, any future earnings be reinvested to finance the growth and development of its business. The Company does not intend to pay cash dividends on the Common Shares in the foreseeable future. The  Company  will  not  declare  or  pay  any  cash  dividends  until  such  time  as  its  cash flow  exceeds  its  capital requirements and will depend upon, among other things, conditions then existing including earnings, financial condition, restrictions in financing  arrangements,  business  opportunities  and  conditions  and  other  factors,  or  the Company’s Board determines that its shareholders could make better use of the cash.

Financial Risks

Gold price fluctuations

The JV's revenues depend in part on the market prices for gold. Gold prices fluctuate widely and are affected by numerous factors beyond the JV's control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewelry demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Although the JV has from time to time entered into hedging instruments to manage the AGM's exposure to gold price risk, the JV may not do so in future. Fluctuations in gold prices may materially and adversely affect the financial performance or results of operations of the JV and the Company.

Insufficient financing

To fund growth, the JV and the Company may choose to secure necessary capital through loans or other forms of financing. The availability of this capital is subject to general economic conditions and lender and investor interest in the JV and the Company and their respective projects.

In addition, the JV and the Company may seek funding to further its search and exploration for new mineral deposits and their development. Financing may not be available when needed or, if available, may not be available on terms acceptable to the JV or the Company. Failure to obtain any financing that may become necessary for the development plans of the JV and the Company may result in a delay or indefinite postponement of exploration, development or production on any or all of the properties of the JV and the Company.

Shareholder dilution

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new common shares, purchase common shares for cancellation pursuant to normal course issuer bids, issue new debt or reimburse existing debt. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board of Directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issuances of Common Shares or the issue of securities convertible into common shares of Galiano or the effect, if any, that future issuances and sales of the Company's common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued common shares or securities convertible into common shares would result in dilution to present and prospective holders of common shares.

Control of AGM cash flows and Operation through a Joint Venture

Positive cash flows from the AGM are not within the Company's exclusive control as the disposition of cash from the AGM is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the Management Committee of the JV; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority, and is generally paid first to interest and principal of loans, second to redemption of the preferred shares issued by the JV (of which shares each partner held 132.4 million preferred shares as of December 31, 2021) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%). As a result, despite cash flows from the AGM accruing to the JV, in certain circumstances, including wherein the JV is expected to incur costs in respect of work programs to be undertaken at the AGM or principal and interest payments are owing by the JV, Galiano may not be able to realize on all or any part of this cash flow, which may have a negative impact on the financial condition, results of operations or share price of the Company. See section "Corporate risks - Risks associated with Joint Ventures" below.

Interest rates

Globally, central banks have implemented or indicate that they intend to implement increases to the interest rate charged to commercial banks in the short term to combat inflationary pressures. Increases in interest rates could cause the Company's cost of capital to increase, which in turn may affect the feasibility of financing future development projects. In addition, the Company's financial results are affected by movements in interest rates, as it forms an important factor in the estimation of the fair value of certain assets and liabilities of the JV and the Company.

Foreign currency and foreign exchange

The JV receives revenue from operations in US dollars but incurs a portion of its operating expenses and costs in foreign currencies including Ghanaian Cedis, South African Rand, and Canadian dollars. Similarly, the Company raises its capital in Canadian dollars and US dollars, as applicable, yet incurs expenses in foreign currencies including South African Rand and Australian dollars. Each of these currencies fluctuates in value and is subject to its own country's political and economic conditions and the JV and the Company are therefore subject to fluctuations in the exchange rates between the US dollar, the Canadian dollar and these currencies. These fluctuations could have a material effect on the future cash flow, business, results of operations and financial condition of the JV and the Company and on the share price of the Company. Foreign currency fluctuations may also lead to higher-than-anticipated construction, development and other costs. The JV and the Company does not currently hedge against currency exchange risks, although it may do so from time to time in the future.

Credit rating downgrade

Any debt issued by the JV or the Company may have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the credit ratings of the JV and the Company will generally affect the market value of any debt of the JV and the Company. Additionally, credit ratings may not reflect the potential of risks relating to the structure of any debt of the JV and the Company. Any future lowering of the ratings for the JV and the Company likely would make it more difficult or more expensive to obtain debt financing.

Taxation

The JV and the Company have operations and conduct business in a number of different jurisdictions and are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the JV and the Company, which could adversely affect profitability. Taxes and other local laws and requirements may also adversely affect the ability of the JV and the Company to repatriate earnings and otherwise deploy assets.

In addition, the JV and the Company are subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which, if levied, would negatively affect the financial condition and operating results of the JV and the Company.

Repatriation of funds

The Company may need to repatriate funds from foreign affiliates to service indebtedness or fulfill the Company's business plans, in particular in relation to ongoing expenditures at development assets unrelated to the JV. Galiano may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels, and such costs could be material.

Financial reporting risks

Inadequate controls over financial reporting

The Company assessed and tested, for its 2020 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. In 2021, the Company elected not to obtain an attestation report from the Company's independent auditors addressing the effectiveness of the Company's internal controls over financial reporting. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements and/or regulatory sanctions, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Moreover, the Company's management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. Any such errors or fraud could cause the Company to be required to amend its financial statements, result in regulatory sanction and/or liability, any of which could harm the Company's financial results, results of operation, business or share price.

Public company obligations

The Company's business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company's compliance costs and the risk of non-compliance. Any non-compliance with these regulations could have an adverse effect on the Company's share price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE American, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain.

Carrying value of assets

The carrying value of the assets of the JV and the Company is compared to internal estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. The fair value estimates of the JV and the Company are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and the JV and the Company do not achieve their valuation assumptions, or they experience a decline in the fair value of their reporting units, it could result in an impairment charge, which could have an adverse effect on the JV and the Company.

Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse effect on the financial condition and results of operations of the JV and the Company in the future.

Corporate risks

Risk associated with joint ventures

Since the conclusion of the JV Transaction on July 31, 2018, the Company's primary asset is held through a joint venture arrangement with Gold Fields, which exposes the Company to various additional risks. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the Company's interest in the AGM, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition:

  disagreements with the JV partners on how to operate the AGM and whether and how to develop the AGM;
  inability to exert influence over certain strategic decisions made in respect of the AGM's development plans;
  inability of the Company to meets its own obligations under the JVA;
  inability of the Company to make its required contributions under the JVA which may result in dilution to the Company's interest in the JV;
  inability of partners to meet their obligations to the JV, joint operation of the AGM or third parties;
  decisions under the dispute resolution provisions of the JVA may not be resolved in the Company's favour; and
  litigation between partners regarding the JV or matters in respect of the joint operation of the AGM.

In addition, the Company is currently the manager of the JV operations for which it receives fees under the Services Agreement in respect of the AGM for direct services and supervised activities, capped at $6 million per year (adjusted annually for inflation). The Company is obliged to provide services to a professional standard and to otherwise comply with the obligations of the Services Agreement.  If the Company were to fail to meet the required standards and obligations under the Services Agreement, or were diluted pursuant to the JVA, it could be removed as manager and would lose entitlement to these fees.

The Company's inability to control the JV may impact adversely on the ability of the Company to raise funds to fund its contributions to the JV, which may ultimately result in dilution to the Company's interest in the JV.

Insurance and Uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the past insurance losses and records of the JV and the Company and general market conditions. Available insurance does not cover all the potential risks associated with a mining company's operations. The JV and the Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the JV or the Company or to other companies in the mining industry on acceptable terms. As a result, the JV and the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the JV and the Company to incur significant costs that could have a material adverse effect upon the financial condition and/or results of operations of the JV and the Company.

Litigation

The JV and the Company may be subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the JV or the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the financial performance, cash flow and results of operations of the JV and the Company.

In the event of a dispute involving the foreign operations of the Company's affiliates, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Reputational risk

Damage to Galiano's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Galiano and the JV operate not have control over how they are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial condition of the JV and the Company and the Company's share price.

Acquisitions

The Company may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company or the JV. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations and may expose the Company to new geographical, political, operational, financial and geological risks. For example:

  there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio;

  a material ore body may prove to be below expectations;

  the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization;

  the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, suppliers and contractors; and

  the acquired business or assets may have unknown liabilities which may be significant.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Information systems security threats

The Company and the JV is reliant on the continuous and uninterrupted operation of its IT systems. User access and security of all IT systems can be critical elements to the operations of the Company and the JV. Protection against cyber security incidents, cloud security and security of all of the IT systems of the JV and the Company are critical to the operations of the JV and the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the JV and the Company.

The IT systems of the JV and the Company could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the employees or vendors of the JV and the Company. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

If any of the foregoing events, or other negative events in respect of the IT systems of the Company or the JV not described herein occur, the business, financial condition or results of operations of the JV and the Company could suffer. In that event, the market price of the Company's securities may decline and investors could lose part or all of their investment.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets  have  been  characterized  by  extreme  volatility  impacting many  industries, including  the  mining  industry. Global financial conditions remain subject  to  sudden  and  rapid  destabilizations  in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates,  business  conditions, inflation, fuel  and  energy  costs, consumer debt  levels, lack  of  available  credit,  the  state  of  the  financial  markets, interest  rates  and  tax  rates,  may  adversely  affect  the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of  oil  and  other  commodities,  the  volatility  of  metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural  disasters and  the current  outbreak  of COVID-19 and  any  future  emergence  and  spread  of  pathogens. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

Other risks and uncertainties

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted above do not necessarily comprise all risks faced by the Company or the JV. Additional risks and uncertainties not presently known to the Company or that management currently consider immaterial may also impair the business, operations and future prospects of the JV and the Company. If any of the following risks actually occur, the business of the JV and the Company may be harmed and their financial condition and results of operations may suffer significantly.

DIVIDENDS AND DISTRIBUTIONS

Galiano has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Galiano's Board of Directors from time to time based upon, among other factors, the Company's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the Board of Directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Galiano's authorized capital consists of an unlimited number of Common Shares without par value. At December 31, 2021, there were 224,943,453 Common Shares issued and outstanding.

Each Common Share entitles the holder to one vote at all meetings of the Company's shareholders. The holders of the Company's Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Galiano. If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Galiano's assets among shareholders for the purpose of winding-up its affairs, the holders of the Company's Common Shares are entitled to receive Galiano's remaining property.

The Company was previously authorized to issue unlimited preferred shares without par value or restrictions. Following the Company's Annual General and Special Meeting of Shareholders held on April 30, 2020, the Company amended its Notice of Articles to remove preferred shares from the Company's capital structure.

(a) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the AGM, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

Sales of common shares will be made through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American, or any other recognized marketplace upon which the Company's common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any common shares under the Offering at any time.

The Offering was made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the SEC. The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with Gold Fields' existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to Gold Fields, from time to time during the term of the Offering at Gold Fields' election, on a private basis, such number of common shares as to represent 9.9% of the common shares issued under the Offering, if any.

During the year ended December 31, 2021, the Company did not issue any common shares under the Offering.

As at March 29, 2021, there were 224,943,453 shares issued and outstanding.

Constraints

There are no constraints imposed on the ownership of the Common Shares by corporate law. There are certain government review requirements regarding foreign investment in Canadian companies which are not expected to be relevant to Galiano shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's common shares trade on the TSX and NYSE American under the symbol "GAU".

The following tables set out the low and high sale prices and the aggregate volume of trading of the Company's Common Shares on the TSX for the months indicated (Canadian Dollars) and NYSE American for the months indicated (US Dollars).

Month	TSX Price Range		Total Volume
	High (C$)	Low (C$)
January 2021	1.69	1.36	2,525,200
February 2021	1.84	1.42	3,128,000
March 2021	1.63	1.28	2,563,500
April 2021	1.69	1.38	1,427,700
May 2021	1.73	1.44	1,213,300
June 2021	1.66	1.27	1,346,100
July 2021	1.38	1.18	796,400
August 2021	1.29	0.98	635,000
September 2021	1.15	0.85	2,069,500
October 2021	1.04	0.89	671,300
November 2021	1.14	0.91	1,041,100
December 2021	0.97	0.83	1,032,800
January 2022	1.01	0.81	736,000
February 2022	1.02	0.71	911,900
March 1 to 28, 2022	0.84	0.73	1,917,600

Month	NYSE American Price Range		Total Volume
	High ($)	Low ($)
January 2021	1.34	1.07	29,399,400
February 2021	1.44	1.12	34,149,800
March 2021	1.31	1.01	55,648,800
April 2021	1.38	1.09	26,121,900
May 2021	1.41	1.18	20,618,300
June 2021	1.39	1.03	19,014,100
July 2021	1.12	0.93	9,983,800
August 2021	1.04	0.77	10,807,600
September 2021	0.91	0.66	16,264,800
October 2021	0.84	0.72	7,327,800
November 2021	0.90	0.70	9,058,800
December 2021	0.76	0.61	11,078,200
January 2022	0.80	0.60	10,225,900
February 2022	0.79	0.56	12,939,400
March 1 to 28, 2022	0.67	0.56	16,337,400

PRIOR SALES

The Company does not have any classes of common or preferred shares that are outstanding, but not listed or quoted on a marketplace.

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company from January 1, 2021 to December 31, 2021.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion	Exercise or conversion price per Common Share (C$ unless otherwise indicated)
January 7, 2021	Share Option	100,000	C$1.62
January 19, 2021	Share Option	146,000	C$1.45
March 18, 2021	Share Option	4,626,000	C$1.55
May 14, 2021	Share Option	75,000	C$1.51
August 19, 2021	Share Option	586,000	C$1.06
November 18, 2021	Share Option	120,000	C$1.05

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Galiano's directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Galiano expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer For Period(2)
PAUL N. WRIGHT Chair, Director British Columbia, Canada

Mr. Wright served as a director, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado") from October 1999 to April 2017. He joined Eldorado in July 1996 as Vice President, Mining and subsequently as Senior Vice President, Operations in October 1997. Mr. Wright led Eldorado through a period of intense activity through which was created a leading international gold company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of international experience in the development and operation of open pit and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, the Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).

Mr. Wright has served as a director of Centerra Gold Inc. since May 2020.

April 1, 2020 until present
GORDON J. FRETWELL(3)(4)(5) Director British Columbia, Canada

Mr. Fretwell is a lawyer who holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with a Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is a past director of Coro Mining Corp., Northern Dynasty Minerals Ltd., Curis Resources Ltd., Benton Resources Corp., Lignol Energy Corp ("Lignol"), Pine Valley Mining Corporation, International Royalty Corp and Auryn Resources Inc.

Mr. Fretwell currently serves on the Board of Canada Rare Earth Corp. RE Royalties Ltd. and Pucara Resources Corp.

February 24, 2004 until present

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer For Period(2)
MARCEL DE GROOT(3)(5) Director British Columbia, Canada

Mr. de Groot is an independent consultant and founding partner and President of Pathway Capital Ltd. ("Pathway"), a Vancouver-based private venture capital corporation, since 2004. Pathway has worked with a number of successful public mining companies including Peru Copper Inc. (acquired by Chinalco), Solaris Resources Inc. and Equinox Gold. Mr. de Groot is currently the CEO of Level 14 Ventures Ltd. He graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is a past director of Equinox Gold Corp., and Solaris Resources Inc.

Mr. de Groot is a current director of Elevation Gold Mining Corp, Drummond Ventures and Level 14 Ventures Ltd.

July 2, 2009 until present
SHAWN WALLACE(4) Director British Columbia, Canada

Mr. Wallace has over 32 years' experience in building a number of high-quality mineral exploration, development and production stage companies. He is one of the original founding members of the Company and served as Chair of the Company from March 2010 to February 2014. He has spent the last thirty years active in all facets of building and operating several successful junior mining exploration and development companies.

Mr. Wallace is a past Chairman and Director of Cayden Resources Inc. and a past Director of Full Metal Minerals Inc.

Mr. Wallace currently serves as the Executive Chair of Torq Resources Inc., Chair of CopperNico Metals Inc. (previously Sombrero Resources) and Co-Chair of Tier One Silver.

February 26, 2010 until present
MICHAEL PRICE(4)(5)(6) Director London, UK

Dr. Michael Price has been a mining finance consultant and advisor since 2006 and has over 35 years' experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Société Générale, and NM Rothschild and Sons and he is also the London Representative of Resource Capital Funds.

Dr. Price currently serves on the Board of Entrée Resources Ltd.

February 6, 2014 until present
JUDITH MOSELY(3)(6) Director London, UK

Ms. Mosely is a retired banking executive with over 20 years' experience in the mining and metals banking sector. She most recently held the position of Business Development Director for Rand Merchant Bank ("RMB") in London since 2011 with responsibility for developing the bank's African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc, and Eldorado Gold, a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the UK. She is also a consultant with Northcott Capital Ltd, a financial advisory firm focusing on mining and renewables.

January 1, 2020 until present

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer For Period(2)
DAWN MOSS(5)(6) Director British Columbia, Canada

Ms. Moss brings over 25 years of leadership experience with publicly traded companies on the TSX and the NYSE, most recently as Executive Vice President, Administration, at Eldorado Gold Corporation. She has served as a director on private and public boards of domestic and international companies, serving most recently as a Board and Committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.

September 15, 2021 Until Present
MATT BADYLAK(6)(7) President and Chief Executive Officer British Columbia, Canada

Mr. Badylak is a seasoned mining professional with 20 years of operations experience including a number of senior management roles with Eldorado since 2007. In his most recent role as General Manager Kisladag Mine, Mr. Badylak was responsible for multiple cost saving initiatives and optimization of the heap leaching operations, allowing the company to avoid construction of a capital-intensive milling facility and extend the operation of the heap leach. Prior to his role at Kisladag, Matt held various corporate and operations management roles in Eldorado, including Managing Director of China Operations and prior to that, General Manager of the Tanjianshan Gold Mine located on the Tibetan Plateau in China's Qinghai Province. Prior to Eldorado, he worked in various technical roles across Australia and Asia. He holds a Bachelor of Science in Extractive Metallurgy & Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.

August 17, 2020 until present
FAUSTO DI TRAPANI(7) Executive Vice President, Chief Financial Officer and Corporate Secretary British Columbia, Canada

Mr. Di Trapani joined Galiano in 2012 as Executive: Finance and has played a major role in the transformation of the Company's Finance function from late-stage exploration through project development and production to the multi-jurisdictional fully integrated function it is today. This has included the deployment of a group wide ERP system to improve forecasting and budgetary controls, securing the Red Kite project finance facility and leading the Company's procurement processes to bring the AGM into production on time and under budget. During his 20+ year career as a Chartered Accountant, Fausto has held a number of senior financial management roles at significant listed resource companies including Mantra Resources, Norilsk Nickel International and BHP Billiton. He holds an Honours Bachelor of Accounting Sciences degree.

January 11, 2017 until present

Notes:

(1) The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.

(2) Each of the Company's directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The Company's officers serve at the determination of the Company's Board of Directors.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Nominating & Governance Committee.

(6) Member of the Sustainability Committee.

(7) Member of the Disclosure Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, own beneficially, directly or indirectly, or exercise control or direction over 577,464 common shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Gordon J. Fretwell was a director of TSX-V listed Lignol from January 2007 to May 2015. Lignol was placed into receivership on August 22, 2014 upon an application by Difference Capital, Lignol's senior secured creditor at the time. The Bowra Group Inc. was appointed Receiver-Manager of Lignol on August 29th, 2014 pursuant to a court order made in the Supreme Court of British Columbia. The Receiver-Manager conducted a sales process for the assets of Lignol and realized $5.5 million from the sale of the assets of a wholly-owned subsidiary of Lignol. The Court approved a distribution to Difference Capital in the amount of $4.8 million in February 2015. In connection with its receivership, Lignol was cease traded on September 8, 2014.

Mr. Paul N. Wright was a director of Nordic Mines AB ("Nordic") until November 17, 2012. On July 8, 2013, Nordic announced that it had requested a court-appointed administrator for itself and two of its subsidiaries. The appointment of the administrator was terminated on September 1, 2014, when Nordic entered into an agreement with its creditors and lenders regarding a debt write-off. The final condition for the debt write-off was satisfied on September 10, 2014 and Nordic has since completed the repurchase of its outstanding bank debt from its lenders.

In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Conflicts of Interest

Directors and officers of Galiano are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings or regulatory actions to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's properties may be affected.

However, due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Galiano's management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company's outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company's incorporation or during the current financial year.

TRANSFER AGENT AND REGISTRAR

Galiano's registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts to which the Company or its subsidiaries are a party to as of the date of this AIF, which currently can reasonably be regarded as material to a security holder of the Company, copies of which have been filed at www.sedar.com as required under section 12.2 of National Instrument 51-102 Continuous Disclosure Requirements:

  Shareholders Rights Plan Agreement ("Rights Plan") between the Company and Computershare Investor Services Inc., as Rights Agent, dated as of May 24, 2016, which provides for the issuance of rights to existing shareholders of the Company in certain circumstances involving a take-over bid of the Company. The Rights Plan will expire at the termination of the annual general meeting of the Company held in 2022;

  The Combination Agreement among the Company (and certain of its affiliates) and Gold Fields (and certain of its affiliates), dated March 29, 2018, providing for the sale to Gold Fields of its 45% interest in the AGM;

  The JVA, as described below;

  The Investor Rights Agreement, as described below; and

The JVA

The JVA has been entered into to govern the joint venture relationship between the Galiano and Gold Fields participating group (the "Participating Groups") respecting the ownership and operation of JV Finco, AGGL and Adansi and the assets and liabilities of the JV which include the AGM. The Participating Groups own their respective interests in the AGM and other assets through the equal ownership of common share equity of each of AGGL, Adansi and JV Finco (collectively the "JV Companies"). The Government of Ghana continues to retain a 10% free-carried interest in AGGL.

The JVA includes the following material terms:

  Establishment of a Management Committee to oversee the operation and any development of the JV, with initial equal representation from the Participating Groups,

  Agreements as to Board representation and management of each of the JV Companies with initial equal representation from the Participating Groups,

  Adjustment to Management Committee and Board representation in the event of future changes in ownership of the JV Companies.

  Voting on the Management Committee and the Boards of the JV Companies is in accordance with the Participating Groups' respective JV ownership interests (50:50 between Galiano and Gold Fields subsequent to the additional $20 million investment by Gold Fields).

  An expedited dispute resolution process by reference to an expert for "ordinary decisions", which are all decisions which are not "Special Majority Decisions". Special Majority Decisions require 85% voting approval and so will effectively require unanimity as long as the Participating Groups are 50:50. Special Majority Decisions principally include:

(1) Approval of annual programs and budgets including changes from the previous year or to the life-of-mine business plan which vary by more than 6%.

(2) Approval for monthly cash calls in an amount which is 100% or more of the monthly cash call forecasted under the then current approved program and budget.

(3) Expansion of the area of the operations beyond the development area, the disposition or surrender or relinquishment of property titles, the disposal or sale of any assets whose book value exceeds $30 million, the abandonment of material operations, or approval of a closure plan.

(4) The sale, lease or exchange of all or substantially all of the JV assets or merger or consolidation of any of the JV operations or entities with any other business or entity.

(5) Placing the mining operations on "care and maintenance" unless they are projected to operate with negative cash flow beyond certain defined time and amount thresholds.

(6) Any changes in the JV auditor, and engaging in certain financial transactions such as hedging or foreign currency obligations for the JV.

(7) The JV borrowing in excess of $5 million and granting security interests in JV assets, and effecting other transaction types generally in excess of $5 million.

(8) Initiating or settling lawsuits or arbitration proceedings in excess of certain thresholds.

(9) Approval of any material delay of expenditure of more than the greater of 15% and $5 million in relation to an approved program and budget.

(10) Any change in the constating documents or in the authorized capital of any JV Company or the taking of any steps to wind-up or terminate a JV Company or convert any shareholder loan of any JV Company into shares of that JV Company.

  Special Majority Decisions are not subject to expert determination or arbitration and each Participating Group is permitted to vote on them in its own self-interest.

  Galiano will act as Manager (or operator) under the Services Agreement, which establishes the duties and responsibilities of Galiano as Manager and the manner of determination of the compensation payable to Galiano as Manager. Compensation is agreed to be (and shall not exceed that amount except for US inflation) approximately $6 million per year. Galiano can be removed for customary reasons including misconduct, insolvency and JV equity dilution of its interest below a 30% interest in the JV.

  The manner of preparation and approval of programs and budgets for the AGM and timing for their adoption and implementation.

  The parties have agreed that funding for the JV will generally come firstly from cash flow from AGM operations, secondly from third party borrowings by the JV and lastly from cash calls to the Participating Groups themselves. Where program funding is requested of the parties in excess of $20 million per year, a Participating Group may elect to fund a lesser amount of the program or none at all and may in such case suffer equity dilution in the JV if the other Participating Group funds the shortfall.

  The JVA has equity dilution provisions based on the amount of non-participation in a program calculated as a fraction of the amount not funded divided by the appraised value of the JV. The JVA also has additional penalty equity dilution of 50% of the voluntary dilution amount where a Participating Group commits to a program funding but fails to timely provide it and the other Participating Group makes a cover payment to provide the JV with the required funding.

  Under the JVA each Participating Group has the right to undertake sole risk development in respect of a new development program which is supported by a "positive" (≥ 15% rate of return) feasibility study where the other Participating Group declines to participate. In such event the funding Participating Group will act as Manager to implement the new development and must include compensation to the other Participating Group for any interference in existing mine operations. The other Participating Group may elect to back-in to the new development by paying its pro rata share plus a 50% risk premium within 6 months of project completion. If the other Participating Group does not elect to back-in, then the sole risk Participating Group will be entitled to priority to 100% of cash flow of the new development until its payback (recovery of all carried costs plus interest) plus a 100% risk premium. After achieving invested funds payback including interest, plus a 100% premium, the sole risk Participating Group may be required by the other Participating Group to contribute its priority cash flow rights to the JV for $1.

  The JVA defines customary events of default and remedies of a non-defaulting Participating Group against a defaulting Participating Group, including circumstances where the sale of the interest of a defaulting Participating Group may be compelled, subject the ability of the defaulting Participating Group to make cover payments where defaults may be remedied within an agreed period of time.

  The JVA has provisions relating to capital accounts, records, other accounts, reports and audits and establishes the criteria for adjustment and determination of distributable cash.

  The JVA has restrictions on transfer and manner of sale obligations, including rights of pre-emption as well as mechanics for dispute resolution including use of arbitration insofar as possible to resolve disputes.

Investor Rights Agreement

Under the Investor Rights Agreement, Galiano and Gold Fields have agreed as follows:

  The Company has granted Gold Fields a pre-emptive right to maintain its prevailing equity interest in the Company (currently 9.9%) in the event that the Company issues common shares in future. The pre-emptive right excludes certain types of share issuance, such as those for strategic acquisitions and incentive options, however Gold Fields will have the right to "top-up" to its prevailing percentage before such excluded issuances through participation entitlement in Galiano's next offering of shares for cash. If Gold Fields sells down its position or fails to take up Galiano shares when offered, the pre-emptive right percentage reduces. The pre-emptive right ceases on the earlier of Gold Fields being reduced below 5% (provided that Gold Fields has had the opportunity to "top-up" its pro-rata percentage in an offering of shares for cash prior to any termination for reduction below 5%), or April 4, 2023.

  Gold Fields has agreed not to vote its Galiano shares against (i) Galiano's proposed nominees for election to the Board of Directors of the Company; or (ii) any other matters comprising annual shareholder meeting business or which are otherwise ordinary course of business (however Gold Fields may always abstain from voting).

  In the event Gold Fields wishes to dispose of its Galiano shares in an amount greater than 2% of the outstanding shares, it has agreed to help ensure an orderly market by allowing the Company a short opportunity to first seek to source purchasers for such shares. Gold Fields has also agreed to negotiate in good faith with any prospective purchasers identified by the Company with the objective of completing a sale(s) to the proposed purchasers.

INTERESTS OF EXPERTS

Names of Experts

1. The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) Malcolm Titley; BSc (Geology and Chemistry), MAIG, MAusIMM; Associate Principal Consultant, CSA Global;

(b) Benoni Owusu Ansah; P.E. MGhIE, MASCE, MGGS, MGhIGS; Knight Piésold (West Africa)

(c) Mario E. Rossi, FAusIMM; GeoSystems International Inc.

(d) Eric Chen, P.Geo; former VP Technical Services, Galiano Gold Inc.

(e) Greg Collins, MAusIMM(CP) ; former VP Exploration Services, Galiano Gold Inc.

(f) Richard Miller, P.Eng.; VP Technical Services, Galiano Gold Inc.; and

(g) Alan Eslake, FAusIMM; Chief Metallurgist, Asanko Gold Ghana Limited.

2. KPMG Chartered Professional Accountants, of Vancouver, British Columbia, has prepared the Report of Independent Registered Public Accounting Firm with respect to the audited consolidated financial statements of Galiano for the financial years ended December 31, 2021 and 2020.

Interests of Experts

To the Company's knowledge, Messrs. Titley, Ansah, Rossi, Chen, Collins, Miller and Eslake do not hold, directly or indirectly, any of the Company's issued and outstanding Common Shares. Messrs. Miller and Eslake collectively have 156,000 share options, through their employment.

The aforementioned persons have not received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of the 2022 Technical Report. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP, the Company's independent auditors, have audited Galiano's consolidated financial statements for the years ended December 31, 2021 and 2020. As at the date of their report, KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of Galiano's securities, and securities authorized for issuance under equity compensation plans, is contained in the 2021 shareholders meeting Management Information Circular.

Additional financial information is provided in Galiano's financial statements and related MD&A for the year ended December 31, 2021.

The technical contents of this AIF, have been reviewed and approved by Richard Miller, P.Eng.; VP Technical Services, Galiano Gold Inc., who is a "Qualified Person" as defined by NI 43-101.

Controls and Procedures

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company's disclosure controls and procedures as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2021, such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

Management's Report on Internal Control over Financial Reporting

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, the Company's internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Audit Committee, Code of Ethics, Accountant Fees and Exemptions

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Company's Audit Committee charter can be viewed on the Company's website at  https://www.galianogold.com/corporate/governance/default.aspx.

Composition of Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE American Company Guide. The Company's Audit Committee is comprised of the following three directors that the Board of Directors have determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE American Company Guide: Marcel de Groot (Chairman), Gordon Fretwell and Judith Mosely. Each of Messrs. De Groot, Fretwell and Ms. Mosely is financially literate within the meaning of National Instrument 52-110 Audit Committees and is able to read and understand fundamental financial statements, including a Company's balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE American Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Marcel de Groot is a Chartered Accountant and a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies. He is a current director of Elevation Gold Mining Corp, Drummond Ventures and Level 14 Ventures Ltd.

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law. He is currently a director of Canada Rare Earth Corp., RE Royalties Ltd and Pucara Resources Corp.

Judith Mosely has over 20 years of experience in the mining and metals banking sector. Most recently, Ms. Mosely held the position of Business Development Director for RMB in London with responsibility for developing the bank's African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa ("EMEA") and Australia. She is a graduate in Modern Languages from Oxford University and holds a Diploma in Business Administration from the University of Warwick. She currently serves on the boards of Blackrock World Mining Trust plc and Eldorado, and sits on the board of Women in Mining in the UK.

Such education and experience provide each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;
  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
  experience analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and
  an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and non-audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services. These do not include fees for the audit of the statutory financial statements of the JV.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2021	Fees Paid to Auditor for Year Ended December 31, 2020
Audit Fees(1)	C$428,000	C$475,214
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	C$428,000	C$475,214

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. These include "out-of-pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services

(2) "Audit-Related Fees" include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.